Exhibit 99.3
Management’s Discussion and Analysis
February 23, 2022

Teck 2021 Management’s Discussion and Analysis

Management’s Discussion and Analysis
Our business is exploring for, acquiring, developing and producing natural resources. We are organized into business units focused on copper, zinc, steelmaking coal, and energy. These are supported by our corporate offices, which manage our corporate growth initiatives and provide marketing, administrative, technical, health, safety, environment, community, financial and other services.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are an important producer of copper, one of the world’s largest producers of mined zinc and the world’s second-largest seaborne exporter of steelmaking coal, and we have an interest in a producing oil sands mine. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. We actively explore for copper, zinc and gold, and we hold interests in oil sands assets in the Athabasca region of Alberta, Canada.

This Management’s Discussion and Analysis of our results of operations is prepared as at February 23, 2022 and should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2021. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its subsidiaries, including Teck Metals Ltd. and Teck Coal Partnership. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our 2021 audited annual consolidated financial statements that are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In addition, we use certain financial measures, which are identified throughout the Management’s Discussion and Analysis in this report, that are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See “Use of Non-GAAP Financial Measures and Ratios” on page 61 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS.

This Management’s Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading “Cautionary Statement on Forward-Looking Statements” on page 75, which forms part of this Management’s Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, under Teck’s profile at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Teck 2021 Management’s Discussion and Analysis

Business Unit Results
The following table shows a summary of our production of our major commodities for the last five years and estimated production for 2022.

Five-Year Production Record and Our Estimated Production in 2022

Principal Products		2017	2018	2019	2020	2021	2022 estimate[3]

Copper[1]	thousand tonnes	287	294	297	276	287	282

Zinc
Contained in concentrate[1]	thousand tonnes	659	705	640	587	607	648
Refined	thousand tonnes	310	303	287	305	279	277

Steelmaking coal	million tonnes	26.6	26.2	25.7	21.1	24.6	25.0

Bitumen[1,2]	million barrels	—	6.8	12.3	8.4	7.3	13.2

Notes:
1.We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations. Zinc contained in concentrate production includes co-product zinc production from our 22.5% interest in Antamina.
2.Fort Hills bitumen results for the year ended December 31, 2018 are included from June 1, 2018.
3.Production estimates for 2022 represent the midpoint of our production guidance range. The 2022 copper production guidance excludes Quebrada Blanca concentrate production.

Teck 2021 Management’s Discussion and Analysis

Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

	US$
	2021	% chg	2020	% chg	2019
Copper (LME cash — $/pound)	4.23	+51%	2.80	+3%	2.72
Zinc (LME cash — $/pound)	1.36	+32%	1.03	-11%	1.16
Steelmaking coal (realized — $/tonne)	209	+85%	113	-31%	164
Blended bitumen (realized — $/barrel)	58.14	+108%	27.99	-38%	45.20
Exchange rate (Bank of Canada)
US$1 = CAD$	1.25	-7%	1.34	+1%	1.33
CAD$1 = US$	0.8	+7%	0.75	0%	0.75

Our revenue, gross profit and gross profit before depreciation and amortization, by business unit for the past three years are summarized in the following table.

	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]
($ in millions)	2021	2020	2019	2021	2020	2019	2021	2020	2019
Copper	$3,452	$2,419	$2,469	$1,741	$859	$617	$2,126	$1,242	$1,080
Zinc	3,063	2,700	2,968	688	523	601	918	815	831
Steelmaking coal	6,251	3,375	5,522	2,785	277	2,112	3,657	1,009	2,904
Energy	715	454	975	(133)	(326)	10	(37)	(223)	144
Total	$13,481	$8,948	$11,934	$5,081	$1,333	$3,340	$6,664	$2,843	$4,959

Note:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

Teck 2021 Management’s Discussion and Analysis

Copper
In 2021, we produced 287,300 tonnes of copper from our Highland Valley Copper Operations in B.C., our 22.5% interest in Antamina in Peru, and our Carmen de Andacollo and Quebrada Blanca operations in Chile.

In 2021, our copper business unit accounted for 26% of our revenue and 34% of our gross profit.

	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]
($ in millions)	2021	2020	2019	2021	2020	2019	2021	2020	2019
Highland Valley Copper	$1,440	$993	$1,005	$721	$331	$196	$883	$476	$395
Antamina	1,383	868	900	828	414	457	992	566	614
Carmen de Andacollo	493	442	394	153	95	23	209	170	89
Quebrada Blanca	136	116	170	39	19	(59)	42	30	(18)
Total	$3,452	$2,419	$2,469	$1,741	$859	$617	$2,126	$1,242	$1,080
Note:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

	Production[1]			Sales[1]
(thousand tonnes)	2021	2020	2019	2021	2020	2019
Highland Valley Copper	131	119	121	124	119	124
Antamina	100	86	101	99	85	101
Carmen de Andacollo	45	58	54	45	59	55
Quebrada Blanca	11	13	21	12	14	21
Total	287	276	297	280	277	301

Note:
1.We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in the operation.
Operations
Highland Valley Copper
Our Highland Valley Copper Operations is located in south-central B.C. Gross profit was $721 million in 2021, compared with $331 million in 2020 and $196 million in 2019. The increase was primarily the result of substantially higher copper prices, partially offset by strengthening of the Canadian dollar and higher unit operating costs.

Highland Valley Copper’s 2021 copper production was 130,800 tonnes, compared to 119,300 tonnes in 2020. The increase in 2021 production was primarily a result of higher copper grades, partially offset by an 11% decrease in mill throughput largely due to processing harder ores, as expected in the mine plan. Mill throughput was also impacted by the four-day temporary suspension in response to wildfire activity in the area and the subsequent ramp-up. Molybdenum production was 67% lower in 2021 at 1.1 million pounds, compared to 3.3 million pounds in 2020, primarily due to lower grades, as expected in the mine plan.

Copper production in 2022 is anticipated to be between 127,000 and 133,000 tonnes, with a relatively even distribution throughout the year. Copper production from 2023 to 2025 is expected to be between 130,000

Teck 2021 Management’s Discussion and Analysis

and 160,000 tonnes per year. Molybdenum production in 2022 is expected to be between 0.8 million and 1.3 million pounds, with production expected to be between 3.0 million and 5.0 million pounds per year from 2023 to 2025.

We continue to advance the Highland Valley Copper 2040 project (HVC 2040) to extend the life of the operations to at least 2040, through an extension of the existing site infrastructure. HVC 2040 is undergoing an environmental assessment under the B.C. Environmental Assessment Act.

Antamina
We have a 22.5% share interest in Antamina, a copper-zinc mine in Peru. The other shareholders are BHP (33.75%), Glencore (33.75%) and Mitsubishi Corporation (10%). Our share of gross profit in 2021 was $828 million, compared with $414 million in 2020 and $457 million in 2019. Our share of gross profit in 2021 increased from 2020, primarily due to higher copper and zinc prices. Production and sales volumes in 2020 were lower due to the temporary suspension of operations to support COVID-19 response measures.

On a 100% basis, Antamina’s copper production in 2021 was 445,300 tonnes, compared to 380,700 tonnes in 2020. Zinc production was 462,200 tonnes in 2021, an increase from 427,800 tonnes of production in 2020. Copper and zinc production rose in 2021 primarily due to decreased production in 2020 relating to the temporary suspension of operations to support COVID-19 response measures. In 2021, molybdenum production was 4.9 million pounds, which was 38% lower than in 2020.

Pursuant to a long-term streaming agreement made in 2015, Teck delivers an equivalent to 22.5% of payable silver sold by Compañía Minera Antamina S.A. to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price previously paid. In 2021, approximately 3.8 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 21.8 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2021.

Our 22.5% share of 2022 production at Antamina is expected to be in the range of 91,000 to 96,000 tonnes of copper, 90,000 to 95,000 tonnes of zinc and 1.8 to 2.2 million pounds of molybdenum. Our share of annual copper production is expected to be between 90,000 and 95,000 tonnes from 2023 to 2025. Our share of zinc production is expected to average between 80,000 and 100,000 tonnes per year during 2023 to 2025, with annual production fluctuating due to feed grades and the amount of copper-zinc ore available to process. Our share of annual molybdenum production is expected to be between 3.0 and 4.0 million pounds between 2023 and 2025.

Carmen de Andacollo
We have a 90% interest in the Carmen de Andacollo mine, which is located in the Coquimbo Region of central Chile. The remaining 10% is owned by Empresa Nacional de Minería (ENAMI), a state-owned Chilean mining company. Gross profit increased to $153 million in 2021 from $95 million in 2020 and $23 million in 2019. Gross profit increased in 2021 from 2020, primarily due to higher copper prices partially offset by higher unit operating costs, and lower production and sales volumes as a result of lower copper grades, as expected in the mine plan.

Teck 2021 Management’s Discussion and Analysis

During the year ended December 31, 2021, as a result of higher market expectations for long-term copper prices, we recorded a non-cash, pre-tax impairment reversal of $215 million (after-tax $150 million) related to our Carmen de Andacollo Operation. The economic model for determining the amount of impairment reversal for Carmen de Andacollo assumes a long-term copper price of US$3.30 per pound from 2026 onward. A 6% real, post-tax discount rate was used to discount cash flow projections based on a market-participant weighted average cost of capital. This impairment reversal is outlined in more detail on page 52.

Carmen de Andacollo produced 43,500 tonnes of copper contained in concentrate in 2021, compared to 55,400 tonnes in 2020 primarily due to lower copper grades, which declined by 21% as expected in the mine plan. Copper cathode production was 1,300 tonnes in 2021, compared with 2,000 tonnes in 2020. Gold production of 35,800 ounces in 2021 was lower than the 49,200 ounces produced in 2020, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price previously paid.

Carmen de Andacollo’s production in 2022 is expected to be in the range of 45,000 to 50,000 tonnes of copper. Annual copper in concentrate production is expected to be between 50,000 and 60,000 tonnes for 2023 to 2025.

Quebrada Blanca
Quebrada Blanca is located in the Tarapacá Region of northern Chile. We have a 60% indirect interest in Compañía Minera Quebrada Blanca S.A. (QBSA). A 30% interest is owned indirectly by Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC), and 10% is owned by ENAMI. ENAMI’s 10% preference share interest in QBSA does not require ENAMI to fund capital spending.

Quebrada Blanca Operations
Quebrada Blanca’s gross profit in 2021 was $39 million compared with $19 million in 2020 and a gross loss of $59 million in 2019. The increased gross profit in 2021 compared with 2020 is primarily a result of higher copper prices partially offset by higher unit operating costs and lower production and sales volumes as expected.

Quebrada Blanca produced 11,500 tonnes of copper cathode in 2021, compared to 13,400 tonnes in 2020, with the decrease due to the continued decline of cathode production, as the operation had ceased mining in 2018. Copper cathode production is now expected to continue through 2023 using existing leach piles and ore that is expected to be mined in the first half of 2022. We expect cathode production of approximately 10,000 to 11,000 tonnes in 2022, and 5,000 tonnes in 2023.

Quebrada Blanca concentrate production is expected to commence in the second half of 2022 following commissioning of the Quebrada Blanca Phase 2 project (QB2), in line with previous guidance. We expect copper in concentrate production to be between 240,000 and 300,000 tonnes per year for 2023 to 2025 with molybdenum production between 4.0 and 13.0 million pounds per year.

Quebrada Blanca Phase 2
The Quebrada Blanca Phase 2 project is one of the world’s largest undeveloped copper resources. QB2 is expected to have low operating costs, an initial mine life of 28 years and significant potential for further growth. Teck approved the QB2 project for full construction in December 2018.

Teck 2021 Management’s Discussion and Analysis

The project has continued to effectively advance construction, with good progress in 2021. Overall project progress has reached 77% completion and first production is expected in the second half of 2022.

Significant focus remains on managing COVID-19 and the extensive protocols in place to protect the health and safety of our employees, including robust, effective and proactive vaccination and testing programs across the entire workforce. Pre-screening and on-site testing have been key to our success in managing case rates at site while effectively advancing construction.

Certain non-COVID-19 cost pressures, related to weather and subsurface conditions, are currently estimated to require an additional contingency of up to 5% of our capital estimate of US$5.26 billion, unchanged from our previous guidance.

As recently announced, COVID-19 related capital costs have experienced ongoing pressure as a result of continued absenteeism and labour inefficiencies related to COVID-19 and contractual concessions have been required to manage these impacts on contractors. Given our experience with the sudden onset of Omicron, we modified our prior assumptions and now assume that the impacts of COVID-19 will not end prior to the completion of construction. We are continuing to actively manage these costs and, to counter the adverse effects associated with construction in this environment, have put in place a variety of mitigation measures and incentives, many of which are aimed at attracting talent, employee retention and minimizing absenteeism. Based on our current assumptions, including with respect to exchange rates, we recently updated our COVID-19 capital cost guidance to US$900 million to US$1.1 billion from our previous estimate of US$600 million.

Project development expenditures in 2021 were approximately US$2.06 billion. We expect to spend approximately CAD$2.2 to CAD$2.5 billion of QB2 development capital on a consolidated basis in 2022, inclusive of COVID-19 capital.

We continue to be pleased with the progress we are making and are excited about building on our construction successes to date with a focus on delivering to the project's key milestones.

Quebrada Blanca Mill Expansion
The Quebrada Blanca Mill Expansion (QBME) project progressed in 2021, with a focus on trade-off studies in preparation for the start of the prefeasibility study. A prefeasibility study commenced in the fourth quarter of 2021 with completion targeted in the fourth quarter of 2022 to evaluate the addition of a third grinding line for a 50% capacity increase to the Quebrada Blanca concentrator currently under construction. This configuration is expected to make use of excess capacity in the supporting infrastructure, reducing capital costs and minimizing project footprint. QBME will be a significant contributor to our near-term copper growth portfolio with first production targeted for 2026. Resource and geotechnical drilling will also be conducted in 2022 to support the evaluation of further opportunities to develop the vast Quebrada Blanca resource.

Copper Growth Projects
Teck continues to actively advance its industry-leading copper growth portfolio. The approach is driven by balancing growth and return of capital, value-focused de-risking and the optimization of funding sources. As part of Teck’s copper growth strategy, within the Project Satellite initiative, Teck, together with our partners, continues to advance five significant base metals assets containing copper, zinc and nickel. We are meeting project, permitting and commercial milestones in order to position Teck with various high-quality options to maximize value from copper demand well beyond the ramp-up of QB2 and the continued operation of our

Teck 2021 Management’s Discussion and Analysis

core copper-producing assets. The Project Satellite initiative comprises five assets, namely Zafranal, San Nicolás, Galore Creek, Mesaba and Schaft Creek, all of which are located in the Americas in jurisdictions that Teck is familiar with and has experience conducting detailed studies, advancing permitting activities, developing strong community and stakeholder relationships, and operating mines in a productive, sustainable and safe manner.

Work in 2022 on the Zafranal copper-gold project located in Arequipa Region, Peru, will be focused on completing public hearings and regulator-led technical reviews of the project’s Social and Environmental Impact Assessment (SEIA) permit application as well as meeting the project’s community commitments and key stakeholder engagement activities in the areas of health, capacity building, cultural heritage resource management, and water. The San Nicolás copper-zinc project located in Zacatecas State, Mexico initiated a feasibility study in the first quarter of 2022 with completion targeted in the fourth quarter of 2023. In addition, work will include submitting an Environmental Impact Assessment (MIA-R), continuing social and environmental baseline studies, and completing additional socio-economic studies in support of advancing through permitting and the next investment decision milestone. Partnering negotiations for San Nicolás are ongoing and first production is targeted for 2026. At the Galore Creek copper-gold-silver project located in Tahltan Territory within the Golden Triangle of northwest British Columbia, we and our partner have appointed Fluor to prepare a prefeasibility study. Work in 2022 will continue to advance prefeasibility field study work, baseline social and environmental field programs, and early permitting activities targeted for completion in the second half of 2023. At Schaft Creek, located in northwest British Columbia, and Mesaba, located in northeast Minnesota, we are investing additional resources to progress environmental and social baseline field studies and focused design and engineering work, including resource modelling, geometallurgical and geotechnical studies, mining and mineral processing studies, siting studies, and capital and operating cost estimations, in support of advancing each asset into prefeasibility studies.

In addition to the Project Satellite assets, Teck has a 50% interest in Compañía Minera NuevaUnión S.A., which owns the Relincho and La Fortuna deposits. Newmont Corporation owns the remaining 50%. In 2021, work focused on advancing the assessment of optimization opportunities, with select technical and strategic work continuing in 2022.

The 2021 capital and investment for the Satellite assets and NuevaUnión were $39 million. Capital and investment in 2022 for the Satellite assets and NuevaUnión are expected to be $100 million.

Markets
Copper prices on the London Metal Exchange (LME) averaged US$4.23 per pound in 2021, up from an average of US$2.80 per pound in 2020.

Copper stocks on the LME fell by 17.6% to 88,950 tonnes in 2021, and copper stocks on the Shanghai Futures Exchange (SHFE) fell by 56.0% to 38,180 tonnes, while COMEX warehouse stocks fell 23.2% to 51,525 tonnes. Combined exchange stocks decreased by 83,040 tonnes during 2021 and ended the year at 178,655 tonnes. Exchange stocks ended the year at 13-year lows, reaching levels last seen in 2008. Total reported global stocks, including producer, consumer, merchant and terminal stocks, stood at an estimated 5.4 days of global consumption versus the 25-year average of 17 days.

In 2021, global copper mine production increased 2.2% according to Wood Mackenzie, a commodity research consultancy, with total production estimated at 21.5 million tonnes. Global mine production has been relatively flat since 2018. Wood Mackenzie is forecasting a 3.7% increase in global mine production in

Teck 2021 Management’s Discussion and Analysis

2022 to 22.3 million tonnes. Chinese imports of copper concentrates increased 8% in 2021 to reach over 6.0 million tonnes of contained copper.

Copper scrap availability increased in 2021 due to stronger prices. Scrap and unrefined copper imports into China, including blister and anode, were up 30% year over year to December 2021 following China's revision of import classification. The increase in scrap imports in 2021 was offset by a decline in refined copper cathode imports, which were down 26% over 2020. Net contained copper unit imports were down 1.5% from record 2020 levels.

Wood Mackenzie estimates that global refined copper production grew 3.0% in 2021, below the 3.9% increase in global copper cathode demand. They are projecting that refined production will increase 1.2% in 2022, reaching 25.0 million tonnes. Fundamentals for copper are expected to continue to improve in the coming years as global stimulus spending by governments continues, and as governments and corporations continue to build out their exposure to the green economy through increased electrification and reductions to carbon emissions, requiring additional copper units. Wood Mackenzie is forecasting global copper metal demand will increase by 2.6% in 2022, reaching 25.1 million tonnes, suggesting the refined copper market will be in deficit in 2022.

Outlook
We expect 2022 copper production from existing operations to be in the range of 273,000 to 290,000 tonnes, with production similar to 2021 production levels. This excludes Quebrada Blanca concentrate, which is expected to add substantially to our overall copper production following first production in the second half of 2022.

In 2022, we expect our copper total cash unit costs1 to be in the range of US$1.85 to US$1.95 per pound before cash margins for by-products. We continue to experience inflationary cost pressures, notably in diesel price, mill steel and replacement parts, driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. In addition, greater profitability drives an increase in some site costs, including workers' participation and royalty expenses at Antamina. Copper net cash unit costs1 in 2022 are
1This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

Teck 2021 Management’s Discussion and Analysis

expected to be in the range of US$1.40 to US$1.50 per pound after cash margins for by-products, based on current production plans, by-product prices and exchange rates.

We expect copper production to be in the range of 515,000 to 615,000 tonnes per year from 2023 to 2025, including Quebrada Blanca concentrate production.

Teck 2021 Management’s Discussion and Analysis

Zinc
We are one of the world’s largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, and the Antamina copper mine in northern Peru, which has significant zinc co-product production. Our metallurgical complex in Trail, B.C. is one of the world’s largest integrated zinc and lead smelting and refining operations. In 2021, we produced 607,400 tonnes of zinc in concentrate, while our Trail Operations produced 279,000 tonnes of refined zinc.

In 2021, our zinc business unit accounted for 23% of revenue and 14% of our gross profit.

	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]
($ in millions)	2021	2020	2019	2021	2020	2019	2021	2020	2019
Red Dog	$1,567	$1,394	$1,594	$678	$513	$696	$822	$717	$837
Trail Operations	1,997	1,761	1,829	(2)	(23)	(86)	84	65	—
Pend Oreille	—	—	56	—	—	(7)	—	—	(4)
Other	10	9	8	12	33	(2)	12	33	(2)
Intra-segment	(511)	(464)	(519)	—	—	—	—	—	—
Total	$3,063	$2,700	$2,968	$688	$523	$601	$918	$815	$831
Note:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

	Production			Sales
(thousand tonnes)	2021	2020	2019	2021	2020	2019
Refined zinc
Trail Operations	279	305	287	281	307	284

Contained in concentrate
Red Dog	503	491	553	446	551	561
Antamina[1]	104	96	68	103	95	68
Pend Oreille	—	—	19	—	—	20
Total	607	587	640	549	646	649
Note:
1.Co-product zinc production from our 22.5% interest in Antamina.

Operations
Red Dog
Our Red Dog Operations, located in northwest Alaska, is one of the world’s largest zinc mines. Gross profit in 2021 was $678 million compared with $513 million in 2020 and $696 million in 2019. The increase in gross profit in 2021 compared with 2020 was primarily due to higher zinc prices that were partially offset by lower sales volumes, and by higher royalty costs, which are tied to increased profitability at Red Dog.

In 2021, zinc production at Red Dog increased to 503,400 tonnes, compared to 490,700 tonnes produced in 2020, primarily due to higher mill throughput, supported by continuous optimization of mill performance,

Teck 2021 Management’s Discussion and Analysis

including RACE21™ advanced process control improvements. In 2020, operations were impacted by maintenance challenges as well as lower grades due to mine sequencing changes, as a result of site water volumes. Red Dog continues to optimize water management to minimize potential constraints on future production. Lead production in 2021 of 97,400 tonnes was similar to 2020 production at 97,500 tonnes.

Red Dog’s location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine’s bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog’s sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

The 2021 Red Dog concentrate shipping season commenced on July 19, 2021, one of the latest starts in the last decade following delays due to weather and ice conditions, and was completed successfully on October 30, 2021. As a result of the late start to the season and shipping delays associated with record weather disruptions in July and August, a portion of concentrate sales has been deferred to 2022.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a royalty on net proceeds of production to NANA, which increased from 30% to 35% in October 2017. This royalty increases by 5% every fifth year to a maximum of 50%, with the next adjustment to 40% anticipated to occur in October 2022. The NANA royalty expense in 2021 was US$255 million, compared with US$175 million in 2020. NANA has advised us that it ultimately shares approximately 60% of the royalty, net of allowable costs, with other Regional Alaska Native Corporations pursuant to section 7(i) of the Alaska Native Claims Settlement Act.

Red Dog’s production of contained metal in 2022 is anticipated to be in the range of 540,000 to 570,000 tonnes of zinc and 80,000 to 90,000 tonnes of lead. From 2023 to 2025, zinc production is expected to be in the range of 510,000 to 550,000 tonnes of contained zinc per year, while lead production is expected to be between 85,000 and 95,000 tonnes of contained lead per year.

Trail Operations
Our Trail Operations in southern B.C. produces refined zinc and lead, as well as a variety of precious and specialty metals, chemicals and fertilizer products.

Trail Operations incurred a gross loss of $2 million in 2021, in comparison to a gross loss of $23 million in 2020 and gross loss of $86 million in 2019. The lower gross loss in 2021 is primarily due to higher zinc and silver prices, partially offset by higher operating costs and lower treatment charges.

Refined zinc production in 2021 was 279,000 tonnes, lower than 305,100 tonnes in 2020. Refined zinc production in 2021 was impacted by a temporary air-quality-related shutdown of the oxygen plant due to wildfires in the region, as well as unplanned maintenance and operational challenges. Refined lead production in 2021 was 81,400 tonnes, compared with 72,900 tonnes in 2020. Silver production was 11.7 million ounces in 2021, which was similar to 2020 at 11.5 million ounces.

Our recycling process treated 39,800 tonnes of material during the year, and we plan to treat about 38,100 tonnes in 2022. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste.

Teck 2021 Management’s Discussion and Analysis

In 2022, we expect Trail Operations to produce between 270,000 and 285,000 tonnes of refined zinc. Trail has major maintenance activities planned from September to November 2022 to extend the operating life of key assets, which are expected to impact 2022 production. The KIVCET furnace will have its hearth replaced and a zinc roaster will have its dome replaced, both after 25 years of operation. Refined zinc production from 2023 to 2025 is expected to be between 295,000 and 315,000 tonnes per year. Refined lead and silver production at Trail are expected to be similar to prior years, but will fluctuate as a result of concentrate feed source optimization.

Markets
Zinc prices on the London Metal Exchange (LME) averaged US$1.36 per pound during 2021, higher than US$1.03 per pound in 2020 and the highest annual average since 2007.

Zinc stocks on the LME fell by 2,650 tonnes in 2021, a 1.3% decrease from 2020 levels, finishing the year at 199,575 tonnes. Stocks held on the Shanghai Futures Exchange (SHFE) rose 29,335 tonnes in 2021, a 103% increase from 2020 levels, finishing the year at 57,920 tonnes. Total global exchange stocks remained well below historical levels, ending the year at 6.7 days of global consumption, compared to the 25-year average of 17.5 days. We estimate that total reported global stocks, which include producer, consumer, merchant and terminal stocks, fell by approximately 10,000 tonnes in 2021 to 0.26 million tonnes at year-end, representing an estimated 7.0 days of global demand, compared to the 25-year average of 18.5 days.

In 2021, global zinc mine production increased 7.3% according to Wood Mackenzie, a commodity research consultancy, with total production reaching 13.2 million tonnes, which is the first increase in mine production since 2018. Mine production in 2021 was only 2.4% higher than it was in 2018. Wood Mackenzie expects global zinc mine production to only grow 0.9% in 2022 to reach 13.3 million tonnes. This increase is largely attributable to the return to pre-COVID-19 production in Peru and several small increases in Mexico and China.

Wood Mackenzie estimates that the global zinc metal market moved into deficit in 2021, recording a shortfall of 0.31 million tonnes of available material. Global refined zinc demand rose 7.1% in 2021 over 2020, increasing to 14.1 million tonnes. Demand outside of China rebounded strongly in Europe, North and South America, Russia and Africa because of stronger demand from construction, infrastructure and renewable energy sectors.

Wood Mackenzie estimates that global refined zinc production increased 1.2% in 2021, with refined production reaching 13.8 million tonnes. They also estimate that refined zinc production will see a 0.9% increase in 2022 over 2021 levels, to 13.9 million tonnes. The estimate for the total increase in supply will be below global metal demand, which is forecast to grow 2.3% to 14.5 million tonnes, suggesting that the refined metal market will be in a 0.5-million-tonne deficit in 2022.

Teck 2021 Management’s Discussion and Analysis

Outlook
We expect 2022 production of zinc in concentrate, including co-product zinc production from Antamina (22.5%), to be in the range of 630,000 to 665,000 tonnes. We expect lead production from Red Dog to be in the range of 80,000 to 90,000 tonnes in 2022.

In 2022, we expect our zinc total cash unit costs2 to be in the range of US$0.48 to US$0.53 per pound before cash margins for by-products and US$0.32 to US$0.38 per pound after margins from by-products based on current production plans, by-product prices and exchange rates. Net cash unit costs1 are expected to vary significantly throughout the year, in line with normal seasonal sales patterns. Sales of Red Dog lead, our main by-product, are typically completed in the third and fourth quarters, resulting in limited by-product credits and consequently higher net cash unit costs in the first half of the year.

For the 2023 to 2025 period, we expect total zinc in concentrate production to be in the range of 590,000 to 650,000 tonnes per year.

At Red Dog, we currently expect sales of zinc in concentrate to be in the range of 130,000 to 150,000 tonnes in the first quarter of 2022. As a result of the late start to the 2021 shipping season and historic weather-related delays, a portion of sales that were expected to occur in the fourth quarter of 2021 have been deferred to the first and second quarters of 2022.
2 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information..

Teck 2021 Management’s Discussion and Analysis

Steelmaking Coal
In 2021, our steelmaking coal operations in Western Canada produced 24.6 million tonnes, with sales of 23.4 million tonnes. The majority of our steelmaking coal sales are to the Asia-Pacific region, with the remaining amounts sold primarily to Europe and the Americas. Our long-term annual average production capacity is 26 to 27 million tonnes, and we have total proven and probable reserves of 867 million tonnes of steelmaking coal.

In 2021, our steelmaking coal business unit accounted for 46% of revenue and 55% of gross profit.

($ in millions)	2021	2020	2019
Revenue	$6,251	$3,375	$5,522
Gross profit	$2,785	$277	$2,112
Gross profit before depreciation and amortization[1]	$3,657	$1,009	$2,904
Production (million tonnes)	24.6	21.1	25.7
Sales (million tonnes)	23.4	21.9	25.0
Note:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.
Operations
During the year we continued to advance our high-quality development projects. The Harmer Project at Elkview Operations, which is the next major project in our portfolio, is nearing completion of the feasibility study stage. Early works commenced in the second half of 2021 and are expected to be completed in the second quarter of 2022, after which construction can commence. The Harmer Project takes advantage of Elkview’s existing infrastructure and will support Elkview’s rate of 9 million tonnes per annum with high-quality steelmaking coal at top-quartile operating margins well into the future.

Gross profit for our steelmaking coal business unit was $2.8 billion in 2021, up from $277 million in 2020 and $2.1 billion in 2019. Substantially higher steelmaking coal prices, combined with increased sales and production volumes, despite ongoing COVID-19 impacts, contributed to a strong operating performance in 2021 when compared to 2020.

Our average realized steelmaking coal selling price in 2021 increased to US$209 per tonne, compared with US$113 per tonne in 2020 and US$164 per tonne in 2019.

Sales volumes were 23.4 million tonnes in 2021, compared with 21.9 million tonnes sold in 2020. Strong logistics chain performance supported the steady flow of steelmaking coal to markets, despite the impact of wildfires in July. Severe rain and flooding events in November and extreme cold in December impacted our sales and production volumes late in 2021, resulting in lower sales volumes in the fourth quarter compared to other quarters in 2021. Our 2021 production of 24.6 million tonnes was 3.5 million tonnes higher than 2020 due to the extended Neptune outage and greater COVID-19 impacts on production in the first half of 2020. Elkview Operations set a new production record in 2021, with its first full year of operations since its plant expansion to a capacity of 9.0 million tonnes per annum.

Teck 2021 Management’s Discussion and Analysis

Adjusted site cash cost of sales3 in 2021 was $65 per tonne, slightly higher than the $64 per tonne in 2020. The increase in cost of sales is primarily due to inflationary pressures; however, this was mostly offset with the structural change in our cost base and considerably higher production from our Elkview processing plant.

Capital spending in 2021 included $475 million for sustaining capital, including water, and $440 million for growth capital, which includes $350 million for the Neptune upgrade project.

Elk Valley Water Quality Management Update
We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

The majority of our 2021 capital spending for water projects in the steelmaking coal business unit was associated with the Fording River Operation South Active Water Treatment Facility (FRO-S AWTF), and building additional Saturated Rock Fill (SRF) capacity across the Elk Valley. Capital spending in 2021 on water projects was $226 million, below our guidance of $255 million. Our existing SRFs and AWTFs are operating as designed and currently provide up to 47.5 million litres per day of water treatment capacity in the Elk Valley. This includes the FRO-S AWTF which advanced commissioning in the fourth quarter of 2021 and is now treating water and ramping up to full capacity.

Sustaining capital investment in water treatment (AWTFs and SRFs), water management (source control, calcite management and tributary management) and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) in 2022 is expected to be approximately $280 million. By the end of 2022, we will have capacity to treat approximately 77.5 million litres of water per day, a fourfold increase from our treatment capacity in 2020.

With this capacity, we expect to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley.

From 2022 to 2024, we plan to invest between $650 and $750 million of capital on water management and water treatment, including the capital portion of scope attributable to the previously disclosed Direction. It also includes the advancement of an SRF project, which will increase treatment capacity in the north Elk Valley earlier than previously planned. The above expected capital costs in 2022 to 2024 compares to our previous guidance of $400 to $500 million as well as the capital scope associated with the disclosed $350 to $400 million aggregate cost of incremental measures required under the Direction. The continued investment in water treatment during this time frame will further increase our treatment capacity to 90 million litres per day through the development of SRFs.

Operating costs associated with water treatment were approximately $0.75 per tonne in 2021 and, as previously disclosed, are projected to increase gradually over the long term to approximately $3 per tonne as additional water treatment becomes operational. Long-term capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other
3 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

Teck 2021 Management’s Discussion and Analysis

factors. Certain cost estimates are based on limited engineering and the feasibility of certain measures has not yet been confirmed. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. Proposed amendments to the Plan are under discussion with provincial regulators and First Nations. The state of Montana has adopted a water quality standard for the Koocanusa Reservoir downstream of our mining operations that establishes a selenium standard that may not be achievable with existing technology. We are taking steps to challenge this standard. Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.

Rail
Rail transportation of product westbound from our four steelmaking coal mines in southeast B.C. to Vancouver terminals is currently provided by Canadian Pacific Railway Company (CPR) and by Canadian National Railway Company (CN Rail). CPR transports a portion of these westbound shipments to Kamloops, B.C., and interchanges the trains with CN Rail for further transportation to the west coast. The remainder of westbound shipments are handled by CPR from the mines to the terminals in Vancouver. Our previous westbound 10-year agreement with CPR expired in March 2021 and was replaced by a tariff that expires in April 2023. Rail rates have not been materially impacted by the introduction of this tariff. Negotiations with CPR for a new long-term westbound contract are ongoing.

We have a long-term agreement until December 2026 with CN Rail for shipping steelmaking coal from our four B.C. operations via Kamloops to Neptune Bulk Terminals (Neptune) and other west coast ports, including Ridley Terminals Inc. The agreement enables significantly increased shipment volumes through the expanded Neptune Terminal. CN Rail has completed the capital upgrades required to support Neptune volumes.

Ports
Construction of our Neptune port upgrade was completed in 2021 and the terminal was in a ramp-up phase during the second half of the year. Ramp-up was impacted by the July wildfires and November flooding, both of which temporarily disrupted rail service to Neptune. Despite these significant challenges, run rates achieved, and at times exceeded, design capacity when normal rail service was provided. The new outbound system performed consistently through the year, including successfully loading three Newcastlemax Capesize vessels, the largest vessels ever berthed at Neptune. Neptune became our primary terminal in September and handled the majority of our export volumes through year-end. The terminal is well positioned to deliver strong throughput in 2022 and beyond, with significantly increased terminal-loading capacity to meet our delivery commitments to our customers while lowering our port costs.

Sales
Our steelmaking coal marketing strategy is focused on maintaining and building relationships with our traditional customers, while establishing new customers in markets where we anticipate long-term growth in steel production and demand for seaborne steelmaking coal. In 2021, we continued to focus on areas with

Teck 2021 Management’s Discussion and Analysis

the greatest demand growth, including increased sales volumes to China to capitalize on premium pricing, which reached a peak of US$614 per tonne in October.

Markets
Global steel production reached a new record high in 2021. As a result, demand for seaborne steelmaking coal was healthy throughout 2021, with demand from China remaining high due to the import restrictions on Australian coal, reduced Mongolian imports as a result of COVID-19, and domestic supply constraints. Seaborne steelmaking coal imports into China from countries excluding Australia reached a new record high in 2021 that was higher than the previous record going back to 2013. Further, a new monthly high in December surpassed the previous record set in September. This new record was achieved despite a concerted effort in China during the second half of 2021 to curtail steel production to similar levels as 2020.

Demand for steelmaking coal in the rest of the world increased in 2021, with ex-China steelmakers operating at rates exceeding pre-COVID-19 production levels. Consequently, the average of the FOB Australia price assessments increased from approximately US$100 per tonne in January to record highs of approximately US$400 per tonne in October and November before declining slightly to exit the year in the range of US$350 per tonne.
The following graphs show key metrics affecting steelmaking coal sales: spot price assessments and quarterly pricing, hot metal production (each tonne of hot metal, or pig iron, produced requires approximately 650–700 kilograms of steelmaking coal), and China’s steelmaking coal imports by source.

Outlook
Despite unprecedented logistics challenges in 2021, our steelmaking coal business unit delivered strong financial results in 2021 and is well positioned to deliver strong financial performance again in 2022. Sales previously planned for the fourth quarter of 2021 are expected to be largely recovered in the first half of 2022,

Teck 2021 Management’s Discussion and Analysis

which should result in inventories returning to normal levels. Assuming full recovery of the rail network we expect sales to be between 6.1 and 6.5 million tonnes for the first quarter of 2022.

We expect annual production in 2022 to be between 24.5 and 25.5 million tonnes. The 2022 production estimate is reflective of some constraints on production due to the weather events and impacts mentioned above, which may result in production curtailments in the first quarter due to high steelmaking coal inventory levels. In addition, the recent surge in COVID-19 cases has the potential to have a negative impact on our operations. An increase in cases in southeastern British Columbia has resulted in rising absenteeism at our steelmaking coal operations in the Elk Valley. While this has so far not had a major impact on productivity, it poses a risk to first quarter 2022 results.

We expect 2022 adjusted site cash cost of sales4 to be between $72 and $77 per tonne. This is an increase relative to previous years, primarily due to inflationary cost pressures, which have increased the cost of key inputs to our business. Costs are also higher due to insurance, our investment in RACE21™ and the continued strong price of steelmaking coal, which has corresponding cost impacts relating to profit-based compensation and business interruption insurance premiums. In the current high price environment, we expect to utilize contract labour, rental equipment and other strategies to enable our production plan and to mitigate the risk associated with increased absenteeism due to COVID-19.

Overall, the primary cost increases are not related to key mining drivers such as mine productivity and strip ratio, which remain relatively stable or are forecasted to improve compared to 2021. The relative stability of our key mining drivers is supported by the quality of our operating assets in the Elk Valley and our focus on continuous improvement and best-in-class haul truck productivity. The increased costs expected for 2022 are more than offset by the continued strong steelmaking coal prices and some of the cost increase is directly related to increased prices.

Transportation unit costs in 2022 are expected to be between $43 and $46 per tonne. Inflationary conditions remain a factor in the general increase in transportation costs. Rail related diesel surcharges, ocean freight and demurrage, as well as general cost inflation are the principal drivers of these increases. Inflationary pressures are expected to persist through 2022 but will be partially offset with the savings associated with use of our expanded Neptune terminal throughout the year.

In early 2022, transportation unit costs are expected to be impacted by the lagging effects of the late 2021 logistics interruption. The extreme weather conditions at the end of 2021 resulted in a significant number of vessels at anchor at the start of 2022. Longer vessel wait times in the first quarter of 2022 will have a pronounced impact to demurrage charges that will push transportation unit costs above our annual guidance range in the first quarter of 2022. As supply chain recovery occurs, with expectations that mine inventories will be reduced within the first half of the year, the vessel queue and associated costs are anticipated to decrease. Combined with the Neptune structurally lower cost base, transportation unit costs are expected to decrease in the second half of 2022 and be below the $43 to $46 per tonne annual guidance range.

Going forward, Neptune will drive a structurally lower cost base for the logistics chain. CN Rail and CP Rail infrastructure improvements between Kamloops and Vancouver are supporting Neptune rail volumes. We have maintained our commercial agreements with Westshore Terminals and Ridley Terminals, which enhance our optionality and sales flexibility, particularly during disruptions. Outside of the disruptions, our logistics network performed very well in 2021, achieving historic low inventories at times during the year. With
4 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

Teck 2021 Management’s Discussion and Analysis

increased terminal capacity at Neptune, optimization through integrated pit-to-port operations and significant optionality, we expect the logistics chain to deliver strong sales volumes in 2022.

We expect capital expenditures for 2022 to be approximately $785 million for sustaining and growth capital. The total includes $280 million of sustaining capital related to water treatment, which will bring our total water treatment capacity to approximately 77.5 million litres per day by the end of 2022. In addition, total capital includes $470 million of sustaining capital for operations, major projects and Neptune, which will be used to sustain our mining operations and develop key projects such as the Harmer Project at Elkview Operations. Growth capital of $35 million will be used to continue to advance processing and mining analytics initiatives and support supply chain cost optimization.

We expect capitalized stripping costs to be approximately $480 million in 2022, an increase from 2021 as a number of development mining areas transition from sustaining pre-production capital to early stages of operations.

Teck 2021 Management’s Discussion and Analysis

Energy
Our energy business unit primarily includes a 21.3% interest in the Fort Hills oil sands mine. Our share of production at the Fort Hills oil sands mine was 7.3 million barrels of bitumen in 2021.

In 2021, our energy business unit accounted for 5% of revenue and incurred a $133 million gross loss.

Fort Hills 1

($ in millions)	2021	2020	2019
Western Canadian Select (US$/bbl)	$54.87	$26.82	$41.13
Blended bitumen price (realized US$/bbl)	$58.14	$27.99	$45.20
Bitumen price (realized CAD$/bbl)	$61.78	$25.27	$52.21
Operating netback (CAD$/bbl)[2]	$(3.25)	$(19.02)	$11.85
Production (million bitumen barrels)	7.3	8.4	12.3
Production (average barrels per day)	19,935	22,875	33,593
Sales (million blended bitumen barrels)	9.3	11.6	16.0
Gross profit (loss)	$(133)	$(326)	$10
Gross profit (loss) before depreciation and amortization[2]	$(37)	$(223)	$144
Notes:
1.Fort Hills figures presented at our ownership interest of 21.3%.
2.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

Fort Hills
The Fort Hills oil sands mine is located in northern Alberta. We hold a 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills Partnership), which owns the Fort Hills oil sands mine, with Suncor Energy Inc. (Suncor) and Total E&P Canada Ltd. (Total) holding the remaining interest. An affiliate of Suncor is the operator of Fort Hills.
Our gross loss from Fort Hills was $133 million in 2021, compared with a gross loss of $326 million in 2020 and a $10 million gross profit in 2019. The gross loss in 2021 decreased by $193 million compared with a year ago, primarily due to an increase in global benchmark crude oil prices, including Western Canadian Select (WCS), partially offset by higher operating costs. We recorded bitumen and diluent inventory write-downs of $11 million during the year compared to $54 million in 2020.
Our 21.3% share of bitumen production from Fort Hills was 19,935 barrels per day in 2021. This compares to 22,875 barrels per day produced in 2020. The change is primarily attributable to a slower than initially planned ramp-up to a two-train operation. In 2021, mining challenges associated with the mobilization and ramp-up of contractor overburden stripping, groundwater inflow from subsurface aquifers, and issues related to slope instability on the south side of the mine, which contained most of the exposed ore, delayed production ramp-up to two trains. In December 2021, Fort Hills production ramp-up was safely and successfully completed. Since that time, Fort Hills has continued operating as a two train operation.

Cost of sales was $848 million in 2021 compared with $780 million in 2020 due to higher mining costs associated with production ramp-up. Higher mining costs related to increased spend on contractor overburden stripping to support production ramp-up, managing mine slope instability and capping the major groundwater inflows. Adjusted operating costs5 of $47.89 per barrel in 2021 were higher than the $31.96 per barrel in 2020 due to higher mining costs and lower production volumes during the year.

5This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

Teck 2021 Management’s Discussion and Analysis

Our share of Fort Hills’ capital expenditures in 2021 was $80 million, which related to tailings infrastructure and work to transition to the next mining area at Fort Hills.

During the fourth quarter of 2021, as a result of updated mine plans for Fort Hills, we performed an impairment test on our Fort Hills CGU. Using a long-term WCS heavy oil price of US$48 per barrel, a long-term Canadian to U.S. dollar foreign exchange rate of CAD$1.28 to US$1.00 and an 8% real, post-tax discount rate resulted in a recoverable amount of $2.1 billion, which approximated our carrying value as at December 31, 2021.

The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

The valuation of our interest in Fort Hills is most sensitive to changes in WCS oil prices, Canadian/U.S. dollar exchange rates and discount rates. Based on the discounted cash flow model used to determine the recoverable amount as at December 31, 2021, ignoring the above-described interrelationships, a US$1 change in the real long-term WCS oil price would result in a change in the recoverable amount of $100 million. A $0.01 change in the Canadian dollar against the U.S. dollar would result in a change in the recoverable amount of approximately $30 million. A 25 basis point change in the discount rate would result in a change in the recoverable amount of approximately $50 million. Using a long-term WCS price of US$53 per barrel would increase the estimated value by $500 million to $2.6 billion and using a long-term WCS price of US$58 per barrel would increase the estimated value by $1.0 billion to $3.1 billion. As of the date of this Management's Discussion and Analysis, the WCS price is US$79 per barrel.

Markets
Fort Hills’ bitumen production is delivered to a blend facility located near Fort McMurray, Alberta and ultimately sold as a blended bitumen product known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB). We sell our share of FRB to a variety of customers at the Hardisty, Alberta market hub and the U.S. Gulf Coast. In 2021, approximately 70% of our FRB sales were at Hardisty, with the remainder at the U.S. Gulf Coast.
Our blended bitumen price realizations are influenced by NYMEX light sweet crude oil (WTI) and Canadian heavy crude oil differentials at Hardisty, and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.
In 2021, WTI averaged US$67.92 per barrel. The WCS price for our Hardisty deliveries of blended bitumen was indexed at an average of WTI less US$13.05 per barrel, for a WCS blend value of US$54.87 per barrel. U.S. Gulf Coast deliveries were priced at an average of WTI minus US$3.73 per barrel, for a WCS blend value of US$64.19 per barrel.
The global crude oil market recovered in 2021 amid the ongoing challenges of the COVID-19 pandemic as it transitioned from a global crude oil surplus in 2020 to a deficit in 2021. The demand recovery was aided by the increase in global vaccination rates, improved mobility, and government stimulus programs. Crude oil supply was largely impacted by the voluntary production curtailment arrangements of the OPEC+ consortium

Teck 2021 Management’s Discussion and Analysis

in both 2020 and 2021. Their large reduction of supply starting in May 2020 reduced the magnitude of the oil surplus that year and the measured, rateable return of only a portion of their curtailed production during 2021 contributed to the deficit that supported prices.

During 2021, global crude oil prices significantly and steadily improved, with the WTI benchmark closing at just over US$75 per barrel at the end of December. Crude oil prices have continued to rise into the first quarter of 2022, with WTI averaging approximately US$83 per barrel in January 2022.

Canadian production continued to increase in 2021 due to improved economics and the elimination of the Government of Alberta production restrictions. The increase in production resulted in pipelines filling up, prompting high levels of apportionment on the Enbridge Mainline and the return of excess volumes being shipped to market by rail. The additional pipeline capacity connecting Western Canada to the U.S. Midwest, with the start-up of the Enbridge Line 3 replacement project, and to the U.S. Gulf Coast, via the reversal of the Capline pipeline that came online later in 2021, has been supportive to local prices by allowing for export pipeline capacity to be more in line with Canadian supply.

Operating Netback
The following table summarizes our Fort Hills operating netback for the year.

(Amounts reported in CAD$ per barrel of bitumen sold)	2021	2020	2019
Bitumen price realized[2]	$61.78	$25.27	$52.21
Crown royalties[3]	(2.18)	(0.49)	(1.50)
Transportation costs for FRB[4]	(14.96)	(11.84)	(9.62)
Adjusted operating costs[1,5]	(47.89)	(31.96)	(29.24)
Operating netback[1]	$(3.25)	$(19.02)	$11.85

Notes:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.
2.Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3.The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.
4.Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.
5.Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mine and processing operation.

Outlook
With Fort Hills resuming a two-train operation in the fourth quarter, the facility is expected to operate at an average utilization rate of 90% throughout 2022. As such, we expect our share of annual production from Fort Hills to be approximately 33,000 to 39,400 barrels per day in 2022. The midpoint of our guidance represents an increase of approximately 85% compared to 2021 production. Annual adjusted operating costs6 are expected to be $26 to $30 per barrel in 2022, a decrease of close to 40% compared to 2021.

Capital spending in our energy business unit in 2022, which is expected to be approximately $140 million, primarily for tailings infrastructure and work to transition to the next mining area at Fort Hills.

6This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratio” section for further information

Teck 2021 Management’s Discussion and Analysis

RACE21™

In May 2019, we began implementing RACE21™, our innovation-driven business transformation program. RACE21™ is a company-wide approach to Renewing our technology infrastructure, Accelerating and scaling automation and robotics, Connecting data systems to enable broad application of advanced analytics and artificial intelligence, and Empowering our employees, all with a focus on improving our operating results through 2021 and beyond.

We are in the process of completing the RACE21™ program, with the implementation of a handful of initiatives remaining, and are compiling program results, which will be communicated in due course. Our digital transformation continues and the team is focused on our longer-term digital transformation with a continued emphasis on increased efficiencies and value creation.

Teck 2021 Management’s Discussion and Analysis

Exploration & Geoscience
Throughout 2021, we conducted exploration around our existing operations and globally in seven countries through our six regional offices. Our exploration activities continued to be impacted by the COVID-19 pandemic as we took actions to protect our teams and host communities. Expenditures for the year of $65 million were focused on copper, zinc and gold and were higher than expenditures in 2020 of $45 million, primarily due to the recommencement of drilling programs across our portfolio.
Exploration & Geoscience plays three critical roles at Teck: discovery of new orebodies through early-stage exploration and acquisition; pursuit, evaluation and acquisition of development opportunities; and delivery of geoscience solutions and services to create value at our existing mines and development projects.
Work continues on resource expansion at Quebrada Blanca where we are commencing another large-scale drill program in 2022 to continue to investigate and confirm the extensions of the orebody, which remains open in multiple directions.

Early-stage copper exploration in 2021 focused primarily on advancing projects targeting porphyry-style mineralization in Canada, Chile, Peru and the United States. In 2022, we plan to drill a number of early-stage copper projects in Chile, Peru and the United States.
Zinc exploration in 2021 was concentrated on early-stage programs in Australia, Canada, Ireland and Turkey and an advanced-stage project in the Red Dog mine district in Alaska. In Alaska, Australia and Canada, the targets are large sediment-hosted deposits and in Ireland, we are targeting large carbonate-hosted deposits. In 2022, we plan to drill test early-stage targets on our properties in Australia, Ireland and Turkey and to continue drilling advanced-stage projects in the Red Dog mine district in Alaska.
We have ongoing exploration for gold, both on 100% Teck-owned properties and through partnerships. Our current exploration efforts and drill testing for gold are focused in Peru and Turkey.
In 2021, we also drilled 87 kilometres across four steelmaking coal operations in the Elk Valley to support our existing operations and extension projects.

Teck 2021 Management’s Discussion and Analysis

Financial Overview
Financial Summary

($ in millions, except per share data)	2021	2020	2019
Revenue and profit
Revenue	$13,481	$8,948	$11,934
Gross profit	$5,081	$1,333	$3,340
Gross profit before depreciation and amortization[1]	$6,664	$2,843	$4,959
Profit (loss) attributable to shareholders	$2,868	$(864)	$(605)
Profit (loss) before taxes	$4,532	$(1,136)	$(468)
Adjusted EBITDA[1]	$6,573	$2,570	$4,473

Cash flow
Cash flow from operations	$4,738	$1,563	$3,484
Property, plant and equipment expenditures	$4,046	$3,129	$2,788
Capitalized stripping costs	$667	$499	$680
Investments	$160	$190	$178

Balance sheet
Cash and cash equivalents	$1,427	$450	$1,026
Total assets	$47,368	$41,278	$39,350
Debt and lease liabilities, including current portion	$8,068	$6,947	$4,834

Per share amounts
Basic earnings (loss) per share	$5.39	$(1.62)	$(1.08)
Diluted earnings (loss) per share	$5.31	$(1.62)	$(1.08)
Dividends declared per share	$0.20	$0.20	$0.20
Note:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices or, in the case of steelmaking coal, through an index-linked pricing mechanism or on a spot basis. Prices for our products can fluctuate significantly, and that volatility can have a material effect on our financial results.

Foreign exchange rate movements can also have a significant effect on our results and cash flows, as substantial portions of our operating costs are incurred in Canadian dollars and other currencies, and most of our revenue and debt is denominated in U.S. dollars. We determine our financial results in local currency and report those results in Canadian dollars; accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar, as well as the Peruvian sol and Chilean peso.

In 2021, we had a profit attributable to shareholders of $2.9 billion, or $5.39 per share. This compares with a loss attributable to shareholders of $864 million or $1.62 per share in 2020, and a loss attributable to shareholders of $605 million or $1.08 per share in 2019. In 2021, we had profit before taxes of $4.5 billion, which compares with a loss before taxes of $1.1 billion in 2020 and $468 million in 2019. The significant

Teck 2021 Management’s Discussion and Analysis

improvement in our profit attributable to shareholders in 2021 was due to higher prices for all of our principal products, as well as an increase in sales volumes of steelmaking coal, which also drove record annual adjusted EBITDA. In 2020, COVID-19 had a significant negative effect on the price and demand for our products, reducing our profit attributable to shareholders compared to 2019.
We recorded an asset impairment reversal in 2021, which increased our profit attributable to shareholders in 2021. Asset impairments were recorded in 2020 and 2019 and reduced profit attributable to shareholders in each respective year, as outlined below. Other significant items affecting our profit and loss attributable to shareholders in 2021, 2020 and 2019 are also outlined below.

Our profit and loss over the past three years has included items that we segregate for presentation to investors so that the underlying profit of the company may be more clearly understood. Our adjusted EBITDA1, which takes these items into account, was $6.6 billion in 2021, $2.6 billion in 2020 and $4.5 billion in 2019. Our adjusted profit attributable to shareholders7, which takes these items into account, was $3.1 billion in 2021, $561 million in 2020 and $1.7 billion in 2019, or $5.74, $1.05 and $3.03 per share, respectively. These items are described below and summarized in the table that follows.

In 2021, we recorded a non-cash pre-tax asset impairment reversal on our Carmen de Andacollo Operation of $215 million as a result of an increase in market expectations for long-term copper prices. We also recorded $141 million in expenses associated with QB2 variable consideration owing to a former owner and to a holder of a carried interest, as outlined in the "Other Expenses" section.

In 2020, as outlined below, COVID-19 had a significant effect on our financial results, with decreases in commodity prices, most significantly for steelmaking coal and blended bitumen, the temporary suspension of construction on our QB2 project and temporary reductions in production at our operations in the second quarter. As a result, we expensed $434 million of costs associated with COVID-19, primarily relating to the suspension of our QB2 project, including $103 million of interest that would otherwise have been capitalized if construction on QB2 had not been suspended. We also recorded inventory write-downs of $134 million, primarily in our steelmaking coal and energy business units, as a result of lower prices.

During 2020, we recorded non-cash pre-tax asset impairments on our interest in Fort Hills of $1.2 billion. We also recorded environmental costs of $270 million, primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions, and increased expected remediation costs.

In 2019, we recorded non-cash pre-tax impairments of $1.2 billion on our interest in Fort Hills as a result of lower market expectations for future WCS heavy oil prices; $1.1 billion on our Frontier oil sands project as a result of our decision to withdraw the project from the regulatory review process; and $289 million on our Cardinal River Operations and $31 million on our Quebrada Blanca cathode operations, each of which had short remaining mine lives. We also redeemed US$600 million of outstanding 8.5% notes due in 2024 and recorded a $224 million pre-tax expense on the transaction, of which $174 million was non-cash. This charge was partially offset by a $105 million pre-tax gain on the debt prepayment option in the 8.5% 2024 notes up to the date of redemption.

7 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

Teck 2021 Management’s Discussion and Analysis

The following table shows the effect of these items on our profit (loss).

($ in millions, except per share data)	2021	2020	2019
Profit (loss) attributable to shareholders	$2,868	$(864)	$(605)

Add (deduct) on an after-tax basis:
Asset impairments (impairment reversal)	(150)	912	2,052
COVID-19 costs	—	233	—
QB2 variable consideration to IMSA and ENAMI	124	(34)	(22)
Environmental costs	79	210	142
Inventory write-downs	2	91	41
Share-based compensation	94	34	3
Commodity derivatives	15	(46)	(13)
Debt prepayment option gain	—	—	(77)
Loss on debt redemption	—	8	166
Other	25	25	10
Adjusted profit attributable to shareholders[1]	$3,057	$561	$1,697
Basic earnings (loss) per share	$5.39	$(1.62)	$(1.08)
Diluted earnings (loss) per share	$5.31	$(1.62)	$(1.08)
Adjusted basic earnings per share[1]	$5.74	$1.05	$3.03
Adjusted diluted earnings per share[1]	$5.66	$1.04	$3.00
Note:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

Cash flow from operations in 2021 was $4.7 billion, compared with $1.6 billion in 2020 and $3.5 billion in 2019. The changes in cash flow from operations are mainly due to varying commodity prices and sales volumes, offset to some extent by changes in foreign exchange rates.
At December 31, 2021, our cash balance was $1.4 billion. Total debt was $8.1 billion and our net-debt to net-debt-plus-equity ratio8 was 22% at December 31, 2021, compared with 24% at December 31, 2020 and 15% at the end of 2019.

COVID-19 Financial Impact
COVID-19 operating protocols remain in place across our business, with a continued focus on preventive measures, controls and compliance processes, and the integration of these actions into our operations and business planning. Operating our mines at full production in a COVID-19 environment increases certain costs, such as medical testing, safety equipment, safety supplies, additional transportation costs, accommodation costs for social distancing, and increased absenteeism, among other things. These costs and certain costs related to inefficiencies would not have occurred absent COVID-19 and are incremental costs. However, they are considered a cost of operating in this environment and are not adjusted for in our adjusted profit calculation. To the extent these costs or inefficiencies have significantly impacted business unit costs or performance in 2021, they are discussed in the respective business unit sections of this Management's Discussion and Analysis.

During 2020, the COVID-19 pandemic had a significant negative effect on prices and demand for our products and on our financial results. As a result of the pandemic, during the second quarter of 2020, we had to temporarily reduce production at a number of our operations, and we suspended active construction on
8 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

Teck 2021 Management’s Discussion and Analysis

our QB2 project. We incurred idle labour and other non-productive costs while production was temporarily reduced and these costs were adjusted for in our adjusted profit calculation, noted above.

During 2020, we expensed $272 million in costs associated with the temporary suspension of our QB2 project and the remobilization of the project. We also expensed $103 million of interest that would otherwise have been capitalized if construction on our QB2 project had not been suspended. Consistent with the return to active construction on the QB2 project in the third quarter of 2020, we recommenced capitalization of borrowing costs and we did not expense further costs associated with the remobilization of the project in the fourth quarter of 2020. For the year ended December 31, 2020, we expensed pre-tax COVID-19 costs of $434 million (after-tax $233 million).
Gross Profit
Our gross profit is made up of our revenue less the operating expenses at our producing operations, including depreciation and amortization. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are copper, zinc, steelmaking coal and blended bitumen, which accounted for 23%, 16%, 46% and 5% of revenue, respectively, in 2021. Silver and lead are significant by-products of our zinc operations, accounting for 7% of our 2021 revenue. We also produce a number of other by-products, including molybdenum, various specialty metals, and chemicals and fertilizers, which in total accounted for 3% of our revenue in 2021.

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was a record $13.5 billion in 2021, compared with $8.9 billion in 2020 and $11.9 billion in 2019. The increase in 2021 revenue from 2020 was primarily due to substantially higher prices for our principal products and increased sales volumes of steelmaking coal. These increases were partially offset by a decrease in sales volumes of refined zinc and zinc in concentrate and by the strengthening of the Canadian dollar. The decrease in 2020 revenue from 2019 revenue was primarily due to the impact of COVID-19 on prices for our products, most significantly steelmaking coal, zinc and blended bitumen. Revenue was also negatively impacted in 2020 by significantly lower sales volumes for steelmaking coal due to the impact of COVID-19 on demand, logistics chain issues early in the year and the planned shutdown at Neptune. These decreases were partially offset by an increase in copper prices.

Average prices for copper, zinc, steelmaking coal and blended bitumen were 51%, 32%, 85% and 108% higher in 2021 than in 2020.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations’ refining and smelting activities, diluent purchased for our Fort Hills oil sands mine to transport our bitumen by pipeline, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port, pipeline and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges,

Teck 2021 Management’s Discussion and Analysis

availability of vessels and railcars, weather problems and other factors, as well as rail, port and pipeline capacity issues can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

Our costs are dictated mainly by our production volumes, by the costs for labour, operating supplies, concentrate purchases and diluent purchases, and by strip ratios, haul distances, ore grades, distribution costs, commodity prices, foreign exchange rates and costs related to non-routine maintenance projects, and by our ability to manage these costs. Production volumes mainly affect our variable operating and distribution costs. In addition, production affects our sales volumes; when combined with commodity prices, this affects profitability and our royalty expenses.

Our cost of sales was $8.4 billion in 2021, compared with $7.6 billion in 2020 and $8.6 billion in 2019. The increase in cost of sales in 2021 compared to 2020 was primarily due to an increase in production volumes during the year. Depreciation and amortization increased by $73 million compared to 2020 as a result of higher production volumes.

Other Expenses

($ in millions)	2021	2020	2019
General and administration	$174	$132	$161
Exploration	65	45	67
Research and innovation	129	97	67
Asset impairment (impairment reversal)	(215)	1,244	2,690
Other operating (income) expense	78	725	505
Finance income	(5)	(10)	(48)
Finance expense	215	278	266
Non-operating (income) expense	105	(43)	97
Share of losses of associates and joint ventures	3	1	3
	$549	$2,469	$3,808

In 2021, general and administration expenses of $174 million increased by $42 million compared to 2020 as travel, project and other corporate activity levels returned to pre-COVID-19 levels.

Teck 2021 Management’s Discussion and Analysis

Our exploration expenses in 2021 of $65 million were focused on copper, zinc and gold and were higher than expenditures in 2020 of $45 million, primarily due to the recommencement of drilling programs across our portfolio.

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own them. Exploration for minerals, steelmaking coal and oil is highly speculative, and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Our research and innovation expenditures of $129 million in 2021 were primarily focused on advancing our proprietary CESL hydrometallurgical technology, the development of internal and external growth opportunities, RACE21™, and the development and implementation of process and environmental technology improvements at operations. Research and innovation expenditures increased by $32 million compared to 2020 due to the continuation of our RACE21™ program during the year.

We recorded an asset impairment reversal of $215 million in 2021, and asset impairments of $1.2 billion in 2020 and $2.7 billion in 2019, as outlined in the following table:

($ in millions)	2021	2020	2019
Carmen de Andacollo	$(215)	$—	$—
Fort Hills	—	1,244	1,241
Frontier project	—	—	1,129
Cardinal River Operations	—	—	289
Other	—	—	31
	$(215)	$1,244	$2,690

During the year ended December 31, 2021, we recorded a non-cash, pre-tax asset impairment reversal of $215 million (after-tax $150 million) at our Carmen de Andacollo Operation relating to an increase in market expectations for long-term copper prices.

In the fourth quarter of 2020, updated mine plans for Fort Hills became available, reflecting an earlier-than-planned restart of the two-train operations and including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic conditions, including the cost of capital for oil assets and lower market expectations for long-term WCS heavy oil prices, required us to perform an impairment test for our interest in Fort Hills. As a result, we recorded a non-cash, pre-tax asset impairment for our interest in Fort Hills of $597 million (after-tax $438 million) in the fourth quarter. The estimated post-tax recoverable amount of our Fort Hills cash-generating unit (CGU) of $2.1 billion was lower than our carrying value.

Combined with a pre-tax impairment of $647 million (after-tax $474 million) recorded in the first quarter of 2020, we recorded total pre-tax impairments related to our interest in Fort Hills of $1.2 billion in 2020.

In 2019, we recorded asset impairments of $2.7 billion, of which $1.2 billion related to our interest in Fort Hills due to lower market expectations for future WCS oil prices, and $1.1 billion related to our Frontier oil sands project due to our decision to withdraw the project from the regulatory review process. In addition, we recorded impairments of $289 million related to our Cardinal River Operations as a result of our decision not

Teck 2021 Management’s Discussion and Analysis

to proceed with the MacKenzie Redcap extension, the short remaining mine life, a reduction in short-term steelmaking coal prices and $31 million related to remaining Quebrada Blanca assets as we near the end of operations.

The key inputs used in determining the magnitude of the asset impairment reversal and asset impairments are outlined on pages 52 to 53 in this Management’s Discussion and Analysis.

Other operating income and expenses include items we consider to be related to the operation of our business, such as final pricing adjustments (which are further described below), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2021 included $442 million of positive pricing adjustments, partially offset by $125 million of share-based compensation relating to improved share prices. We also recorded $108 million of environmental costs, primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations, and $97 million of take-or-pay contract costs. Significant items in 2020 included $282 million of costs associated with COVID-19, primarily relating to the suspension of our QB2 project, and $270 million of environmental costs, primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations and increased expected reclamation costs. In addition, we recorded commodity derivative gains of $62 million and $104 million of take-or-pay contract costs. Significant items in 2019 included $49 million of negative pricing adjustments, $197 million of environmental costs primarily relating to additional decommissioning and restoration provisions at certain closed operations, and $123 million of take-or-pay contract costs.

Sales of our products, including by-products, are recognized in revenue at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have the present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms, and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. For sales of steelmaking coal and copper, zinc and lead concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted or directly contracted by the customer. For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier specified by the customer. For blended bitumen, control of the product generally transfers to the customer when the product passes the delivery point specified in the sales contract.

The majority of our base metal concentrates and refined metals are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to sale. For these sales, revenue is recognized based on the estimated consideration to be received at the date of sale with reference to relevant commodity market prices. Our refined metals are sold under spot or average pricing contracts. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. The majority of our blended bitumen is sold under pricing arrangements where final prices are determined based on commodity price indices that are finalized at or near the date of sale. Our revenue for blended bitumen is net of royalty payments to governments.

Adjustments are made to settlement receivables in subsequent periods based on movements in quoted market prices or published price assessments (for steelmaking coal) up to the date of final pricing. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment

Teck 2021 Management’s Discussion and Analysis

and are recorded as other operating income or expense. It should be noted that these effects arise on the sale of concentrates, as well as on the purchase of concentrates at our Trail Operations.

The following table outlines our outstanding receivable positions, which were subject to provisional pricing terms at December 31, 2021 and 2020, respectively.

	Outstanding at		Outstanding at
	December 31, 2021		December 31, 2020
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.
Copper	156	$4.42	132	$3.52
Zinc	175	$1.62	142	$1.24

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest on our pension obligations, and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against the cost of our development projects. Our finance expense of $215 million decreased compared to 2020 as a result of an increase in borrowing costs capitalized on our QB2 project. In 2020, we ceased capitalization of borrowing costs on QB2 while the project was temporarily suspended and began capitalizing borrowing costs when the project remobilized. In 2021, we capitalized borrowing costs on QB2 for the full year. Debt interest expense decreased in 2019 compared to 2018, mainly due to lower outstanding debt balances. This was partially offset by an increase in interest on lease liabilities relating to the adoption of IFRS 16, Leases (IFRS 16) on January 1, 2019 and interest on advances to QBSA from SMM/SC relating to the QB2 partnering transaction.

Non-operating income (expense) includes items that arise from financial and other matters, and includes such items as foreign exchange gains or losses, debt refinancing costs, gains or losses on the revaluation of debt prepayment options, and gains or losses on the sale of investments.

In 2021, non-operating expenses included $141 million of expenses associated with QB2 variable consideration owing to a former owner and to a holder of a carried interest. Of the $141 million, $44 million was due to the revaluation of the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA, which is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affects the timing of when QBSA repays the loans. The remaining $97 million of expense relates to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of IMSA, a private Chilean company and former QBSA shareholder. The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024, or up to a lesser maximum in certain circumstances thereafter. At the date of the acquisition, a nominal value was attributed to the additional payments. At December 31, 2021, the fair value of this financial liability increased to $98 million (US$77 million), with estimated future average copper prices expected to exceed the US$3.15 per pound threshold and based on the expected commencement of commercial production.

In 2020, non-operating income (expense) included a gain of $56 million on the revaluation of the financial liability for the preferential dividend stream relating to ENAMI’s interest in QBSA. This was partially offset by an $11 million loss on the purchase of US$268 million aggregate principal amount of our outstanding notes. In 2019, non-operating expenses included a $224 million loss on the redemption of our 8.5% notes due in

Teck 2021 Management’s Discussion and Analysis

2024 and foreign exchange losses of $4 million. These losses were partially offset by a $105 million gain on the debt prepayment option in the 8.5% 2024 notes up to the date of redemption and a gain of $37 million on the revaluation of the financial liability for the preferential dividend stream relating to ENAMI’s interest in QBSA.

Profit (loss) attributable to non-controlling interests relates to the ownership interests that are held by third parties in our Quebrada Blanca, Carmen de Andacollo and Elkview operations, and Compañía Minera Zafranal S.A.C.

Income Taxes
Provision for income and resource taxes was $1.6 billion, or 36% of pre-tax profit. This rate is higher than the Canadian statutory income tax rate of 27% due generally as a result of resource taxes and higher taxes in some foreign jurisdictions.

Due to available tax pools, we are currently shielded from cash income taxes in Canada. We remain subject to cash resource taxes in Canada and both cash income and resource taxes in foreign jurisdictions. At current commodity prices, we expect to be accruing for current Canadian corporate income taxes starting in the first quarter of 2022.

Antamina has received income tax assessments and determinations from the Peruvian tax authority, Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) for its 2013, 2014 and 2015 taxation years, denying accelerated depreciation claimed by Antamina in respect of a mill expansion and certain other assets on the basis that the expansion was not covered by Antamina’s tax stability agreement. Antamina is pursuing the issue in the Peruvian courts. Based on opinions of counsel, we have provided for the tax on this issue for all years possibly affected, but not for associated penalties and interest. The denial of accelerated depreciation claimed is a timing issue in our tax provision. If the interest and penalties were upheld, the charge to our earnings could reach $67 million (US$53 million). Antamina has paid all amounts of taxes, interest and penalties at issue for its 2013, 2014 and 2015 taxation years. Teck’s share of additional amounts of taxes, interest and penalties that might be payable for assessments, which we expect will be raised for the balance of the years in issue (2016 to 2017), is currently estimated to be $21 million (US$16 million).
Financial Position and Liquidity
Our liquidity remained strong at $6.5 billion as at December 31, 2021, including $1.4 billion of cash, of which $88 million is in Chile for the development of the QB2 project and $38 million is held in Antamina. At December 31, 2021, the principal balance of our term notes was US$3.5 billion and we maintained a US$4 billion undrawn revolving credit facility. As at December 31, 2021, US$2.3 billion was outstanding under our US$2.5 billion QB2 project financing facility. In July 2021, Antamina entered into a new US$1.0 billion loan agreement. Our 22.5% share of the loan, if fully drawn, will be US$225 million. Proceeds from the loan have been used to repay the existing credit facilities and will be used to fund capital expenditures going forward. The loan is non-recourse to us and the other Antamina owners and matures in July 2026. Based on our strong financial position, we expect to be able to maintain our operations and fund our development activities as planned.

On October 15, 2021, we converted our US$4.0 billion revolving credit facility into a sustainability-linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy,

Teck 2021 Management’s Discussion and Analysis

and extended the maturity to October 2026. Our sustainability performance over the term of the facility is measured by greenhouse gas intensity, the percentage of women in Teck’s workforce, and safety. In addition, on October 15, 2021, we cancelled our US$1 billion facility that was scheduled to mature in June 2022. The US$1 billion facility was established in June 2020 during the initial months of COVID-19; market conditions and commodity prices have improved significantly since then. At December 31, 2021, our US$4 billion facility was undrawn.

Our outstanding debt was $8.1 billion at December 31, 2021, compared with $6.9 billion at the end of 2020 and $4.8 billion at the end of 2019. The increase in 2021 is due to a draw of US$1.1 billion on the QB2 project financing facility and an increase in our share of Antamina loans, partially offset by the repayment of amounts drawn on our revolving credit facility.

We maintain investment grade ratings of Baa3, BBB-, BBB- and BBB from Moody’s, S&P, Fitch and DBRS, respectively — all with stable outlooks.

Our debt positions and credit ratios are summarized in the following table:

	December 31,	December 31,	December 31,
	2021	2020	2019
Term notes	$3,478	$3,478	$3,209
US$4 billion of revolving credit facilities	—	262	—
QB2 US$2.5 billion limited recourse project finance facility	2,252	1,147	—
Lease liabilities	547	544	518
Antamina credit facilities	176	90	23
Other	—	1	3
Less unamortized fees and discounts	(89)	(66)	(31)
Debt (US$ in millions)	$6,364	$5,456	$3,722

Debt (Canadian $ equivalent)[1] (A)	$8,068	$6,947	$4,834
Less cash balances	(1,427)	(450)	(1,026)
Net debt[2] (B)	$6,641	$6,497	$3,808
Equity (C)	$23,773	$20,708	$22,074
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	22%	24%	15%
Net debt to adjusted EBITDA ratio[2]	1.0x	2.5x	0.9x
Weighted average coupon rate on the term notes	5.5%	5.5%	5.6%

Notes:
1.Translated at period end exchange rates.
2.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

At December 31, 2021, the weighted average maturity of our term notes is approximately 15.5 years and the weighted average coupon rate is approximately 5.47%.

Our primary sources of liquidity and capital resources are our cash and temporary investments, cash flow provided from operations, and funds available under our committed and uncommitted bank credit facilities, of which approximately US$4.0 billion is available. Further information about our liquidity and associated risks is outlined in Notes 29 and 31 to our 2021 audited annual consolidated financial statements.

Cash flow from operations was $4.7 billion in 2021. Our cash position increased from $450 million at the end of 2020 to $1.4 billion at December 31, 2021. Significant outflows included $4.0 billion of capital expenditures, $667 million of capitalized stripping costs, $160 million on investments and other asset expenditures, $335 million net repayment on our revolving credit facilities, $106 million on returns to

Teck 2021 Management’s Discussion and Analysis

shareholders through dividends and $400 million of interest and finance charges, primarily on our outstanding debt. Significant inflows during 2021 included $1.4 billion of net proceeds from debt drawn on the QB2 project financing facility and $326 million of QB2 advances from SMM/SC.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit, including a US$4.0 billion sustainability-linked facility, which was undrawn as at December 31, 2021.

Borrowing under our primary committed revolving credit facility is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. Our US$4.0 billion sustainability-linked facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse borrowing condition. The only financial covenant under our credit agreements is a requirement for our net debt to capitalization ratio not to exceed 60%. That ratio was 22% at December 31, 2021.

In addition to our US$4.0 billion sustainability-linked facility, we maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. At December 31, 2021, we had $2.1 billion of letters of credit outstanding. We also had $840 million in surety bonds outstanding at December 31, 2021 to support current and future reclamation obligations.

Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement. In addition, the QB2 project finance arrangements include customary restrictions on the payment of dividends and other distributions from the project company until project completion has been achieved; such distributions are also subject to compliance with certain other conditions.

Early repayment of borrowings under our US$4.0 billion credit facility, outstanding public debt and the QB2 project finance arrangements may be required if an event of default under the relevant agreement occurs. In addition, we are required to offer to repay indebtedness outstanding under our revolving credit facility and certain of our public debt in the event of a change of control, as determined under the relevant agreements.

Capital Allocation Framework
Our capital allocation framework describes how we allocate funds to sustaining and growth capital, maintaining solid investment grade credit metrics and returning excess cash to shareholders. This framework reflects our intention to make additional returns to shareholders by supplementing our base dividend with at least an additional 30% of available cash flow after certain other repayments and expenditures have been made. For this purpose, we define available cash flow (ACF) as cash flow from operating activities after interest and finance charges, lease payments and distributions to non-controlling interests less: (i) sustaining capital and capitalized stripping; (ii) committed growth capital; (iii) any cash required to adjust the capital structure to maintain solid investment grade credit metrics; (iv) our base $0.50 per share annual dividend; and (v) any share repurchases executed under our annual buyback authorization. Proceeds from any asset sales may also be used to supplement available cash flow. Any additional cash returns will be made through share repurchases and/or supplemental dividends depending on market conditions at the relevant time.

Our results can be highly variable, as they are dependent on commodity prices and various other factors. Investors should not assume that there will be available cash or any supplemental returns in any given year.

Teck 2021 Management’s Discussion and Analysis

On February 23, 2022, Teck’s Board declared an eligible dividend of $0.625 per share and announced an increase in our annual base dividend to $0.50 per share. The $0.625 per share dividend consists of the increased $0.125 per share quarterly base dividend and a supplemental dividend of $0.50 per share on our Class A common and Class B subordinate voting shares, to be paid on March 31, 2022 to shareholders of record at the close of business on March 15, 2022. We also announced that our Board of Directors has granted management the authority to purchase up to $100 million of Class B subordinate voting shares annually, subject to compliance with applicable corporate and securities laws and stock exchange rules. Additional buybacks will be considered regularly. Taking into account the new annual base dividend in 2022, the supplemental dividend and assuming the $100 million in share repurchases, these initiatives represent approximately $635 million in aggregate of dividends and potential share repurchases.

Operating Cash Flow
Cash flow from operations was $4.7 billion in 2021, compared with $1.6 billion in 2020 and $3.5 billion in 2019. The increase in 2021 was primarily due to a substantial increase in our profit for the period resulting from increased prices for our principal products, most significantly steelmaking coal. The decrease in 2020 as compared to 2019 was primarily due to lower commodity prices, most significantly steelmaking coal, and a reduction in sales volumes as a result of COVID-19.

Investing Activities
Expenditures on property, plant and equipment were $4.0 billion in 2021, including $2.6 billion on the QB2 project, $563 million on growth capital and $903 million on sustaining capital. The largest component of growth capital was $350 million spent on Neptune. The largest components of sustaining capital expenditures were $475 million at our coal operations.

Capitalized production stripping costs were $667 million compared with $499 million in 2020. The majority of these costs in 2021 and 2020 represent the advancement of pits for future production at our steelmaking coal operations. Capitalized production stripping costs were higher than a year ago due mainly to a decrease in capitalized stripping in 2020 as a result of COVID-19 restrictions.

Capital expenditures for 2021 are summarized in the table on pages 46 to 47.

Expenditures on investments in 2021 were $160 million and included $125 million for intangible and other assets, and $24 million for marketable securities.
Cash proceeds from the sale of assets and investments were $54 million in 2021, $146 million in 2020 and $80 million in 2019.

Financing Activities
In 2021, debt proceeds totalled $1.6 billion, while debt repayments totalled $155 million. We also repaid $335 million, net, on our revolving credit facility during the year. Debt proceeds included a drawdown of $1.4 billion on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. Antamina entered into a US$1.0 billion loan agreement during 2021 and once fully drawn, our 22.5% share of the loan will be US$225 million. As at December 31, 2021, our share of the amount drawn was US$158 million, which is included in our debt proceeds for the year.

Teck 2021 Management’s Discussion and Analysis

In 2020, debt proceeds totalled $2.4 billion, while debt repayments totalled $457 million. Debt proceeds included a drawdown of $1.5 billion on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. During the year, we drew $363 million, net, on our US$4.0 billion revolving credit facility.

In 2020, we issued US$550 million of notes due July 2030. These notes bear interest at 3.90% per annum. We used the US$542 million of net proceeds to purchase the US$268 million aggregate principal amount of our outstanding notes pursuant to cash tender offers and a private purchase, the latter of which had a US$13 million principal amount. The purchased notes comprised US$104 million of 4.5% notes due 2021, US$52 million of 4.75% notes due 2022 and US$112 million of 3.75% notes due 2023. The remainder of the proceeds were used to repay amounts drawn on our US$4.0 billion revolving credit facility. We recorded a pre-tax loss through non-operating income (expense) of $11 million in connection with these purchases.

In November 2019, we closed our US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. Amounts drawn under the facility will bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual installments starting the earlier of six months after project completion or June 2023. These project finance loans are guaranteed pre-completion on a several basis by Teck, SMM and SC pro rata to their respective interests in the Series A shares of QBSA. We have provided security in the form of QBSA’s assets, which consist primarily of QB2 project assets. At December 31, 2019, the facility was undrawn.

On March 29, 2019, the transaction through which SMM/SC subscribed for a 30% indirect interest in QBSA closed. On closing, SMM/SC contributed $1.3 billion (US$966 million) to the QB2 project and a further $444 million (US$336 million) was contributed over the remainder of 2019. These contributions are made in the form of shareholder loans and share subscriptions for equity in Quebrada Blanca Holdings SPA, which holds a 90% interest in QBSA. We retain control of QBSA and consequently continue to consolidate its results.

In 2019, we redeemed US$600 million of our 8.5% notes that were due in 2024 for US$638 million of cash, which included the premium paid on redemption. We recorded a pre-tax expense of $224 million on the redemption, of which $174 million was non-cash.

Debt interest and finance charges paid during 2021 were $400 million, compared with $355 million in 2020, due to draws on our revolving credit facility and the QB2 project financing facility during 2021.

During 2021, we paid $106 million in respect of our regular annual base dividend of $0.20 per share.

In 2021, we did not purchase any Class B subordinate voting shares under our normal course issuer bid.

Teck 2021 Management’s Discussion and Analysis

Quarterly Profit and Cash Flow

($ in millions except per share data)	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$4,406	$3,970	$2,558	$2,547	$2,560	$2,291	$1,720	$2,377
Gross profit	2,076	1,662	689	654	505	291	139	398
Profit (loss) attributable to shareholders	1,487	816	260	305	(464)	61	(149)	(312)
Basic earnings (loss) per share	$2.79	$1.53	$0.49	$0.57	$(0.87)	$0.11	$(0.28)	$(0.57)
Diluted earnings (loss) per share	$2.74	$1.51	$0.48	$0.57	$(0.87)	$0.11	$(0.28)	$(0.57)
Cash flow from operations	$2,098	$1,480	$575	$585	$594	$390	$300	$279

Gross profit from our copper business unit was $442 million in the fourth quarter compared with $368 million a year ago. Gross profit increased by $74 million compared with a year ago primarily due to substantially higher copper prices, partially offset by lower sales volumes, higher unit operating costs and one-time labour settlements at Antamina and Quebrada Blanca.

Copper production in the fourth quarter was 7%, or 5,500 tonnes, lower than a year ago, primarily due to decreased production from Carmen de Andacollo as a result of lower ore grades, as expected, and lower mill throughput. Production at Highland Valley Copper was also slightly lower than a year ago, while Antamina remained similar and production declined at Quebrada Blanca, as planned.

Gross profit from our zinc business unit was $217 million in the fourth quarter compared with $147 million a year ago. Gross profit increased by $70 million compared with a year ago primarily due to higher zinc prices, partially offset by higher royalty costs, which are tied to profitability at Red Dog.

At our Red Dog Operations, zinc and lead production in the fourth quarter decreased by 14% and 29%, respectively, compared to a year ago. The decrease in production levels was primarily due to lower mill throughput and lower mill recoveries as a result of unplanned maintenance. At our Trail Operations, refined zinc production was 15% lower than a year ago, primarily due to operational issues with commissioning of equipment and unplanned maintenance.

Gross profit in the fourth quarter from our steelmaking coal business unit increased to $1.5 billion compared with a gross profit of $36 million a year ago. Substantially higher steelmaking coal prices drove record quarterly gross profit in our steelmaking coal business unit.

Fourth quarter sales volumes were impacted by severe weather conditions in British Columbia. Heavy rains and flooding caused rail infrastructure damage that disrupted westbound rail service in the second half of November. Service was partially restored in the first half of December, but did not return to full capacity prior to the end of 2021. Extreme cold and freezing conditions in southern B.C. disrupted rail and port operations again during the last week of December and into early 2022. These conditions improved by the second week of January. CN Rail and CPR are making progress toward fully restoring rail service to our coal terminals, and we expect to be able to largely recover delayed fourth quarter sales in the first half of 2022 when rail volumes return to normal.

Teck 2021 Management’s Discussion and Analysis

In the fourth quarter, we had a gross loss in our energy business unit of $38 million compared with a gross loss of $46 million a year ago. The gross loss decreased compared with a year ago primarily due to an increase in global benchmark crude oil prices, including Western Canadian Select (WCS), partially offset by higher operating costs.

Our 21.3% share of bitumen production from Fort Hills of 21,872 barrels per day was 11% lower in the fourth quarter compared to the same period last year. In the fourth quarter, the focus was on ramping up to full rates, with production ramp-up safely and successfully completed in December. Fort Hills has now resumed operating as a two-train operation and is operating at ramped-up rates. Our annual 2021 production of 19,935 barrels per day was within our annual guidance of 18,000 to 22,300 barrels per day.

In the fourth quarter, profit attributable to shareholders was $1.5 billion, or $2.79 per share, compared with a loss to shareholders of $464 million, or $0.87 per share, in the same period a year ago.

Cash flow from operations in the fourth quarter was $2.1 billion compared with $594 million a year ago, reflecting the impact of substantially higher commodity prices, most significantly steelmaking coal. During the fourth quarter, changes in working capital items resulted in a use of cash of $53 million compared with $104 million a year ago.

Outlook
The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses is incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our capital costs and operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2021, US$2.7 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, as well as pandemic concerns, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities; however, the extent, duration and impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets in the future are uncertain and could be material.
Commodity Prices and Sensitivities
Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation,

Teck 2021 Management’s Discussion and Analysis

may continue to have a moderating effect on the growth in future production for the industry as a whole, although current high commodity prices can be expected to generate a supply response over time.
The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rates and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2022 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.25, is as follows:

	2022 Mid-Range Production Estimates[1]	Change	Estimated Effect of Change On Profit[2] ($ in millions)	Estimated Effect on EBITDA[2,6] ($ in millions)
US$ exchange		CAD$0.01
Copper (000’s tonnes)	281.5	US$0.01/lb.	$4	$7
Zinc (000’s tonnes)[3]	925.0	US$0.01/lb.	$9	$12
Steelmaking coal (million tonnes)	25.0	US$1/tonne	$18	$28
WCS (million bbl)[4]	13.2	US$1/bbl	$12	$16
WTI[5]		US$1/bbl	$8	$11
Notes:
1.All production estimates are subject to change based on market and operating conditions.
2.The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.Zinc includes 277,500 tonnes of refined zinc and 647,500 tonnes of zinc contained in concentrate.
4.Bitumen volumes from our energy business unit.
5.Our WTI oil price sensitivity takes into account our interest in Fort Hills for the change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel and our transportation contracts may contain fuel price adjustments.
6.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.
Guidance
Our 2022 annual guidance is outlined in detail below.

Like others in the industry, we are seeing inflationary cost pressures, notably in diesel prices, mill steel, supplies, and replacement parts and labour costs. The increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. These price increases impacted our fourth quarter operating costs across our business units and we expect continued upward pressure on our cash unit costs into 2022.

The recent surge in COVID-19 cases has the potential to have a negative impact on our operations. An increase in cases in southeastern British Columbia has resulted in rising absenteeism at our steelmaking coal operations in the Elk Valley. While the absenteeism has so far not had a major impact on productivity, the situation poses a risk to first quarter 2022 results.

Production Guidance
We expect 2022 copper production from existing operations to be in the range of 273,000 to 290,000 tonnes with similar production to 2021 expected across the sites. This excludes Quebrada Blanca concentrate, which is expected to add substantially to our overall copper production following first production in the second half of 2022.

We expect 2022 production of zinc in concentrate, including co-product zinc production from our copper business unit, to be in the range of 630,000 to 665,000 tonnes. We expect lead production from Red Dog to be in the range of 80,000 to 90,000 tonnes in 2022. In 2022, we expect Trail Operations to produce between

Teck 2021 Management’s Discussion and Analysis

270,000 and 285,000 tonnes of refined zinc. Refined lead and silver production at Trail are expected to be similar to prior years, but will fluctuate as a result of concentrate feed source optimization.

Our steelmaking coal production is anticipated to be between 24.5 and 25.5 million tonnes in 2022. We continue to advance mining in new areas at our Fording River, Elkview and Greenhills operations. The new areas are expected to extend the lives of these mines and allow us to produce 26 to 27 million tonnes in the long term to continue to offset the closure of Coal Mountain and Cardinal River operations.

We expect our share of Fort Hills’ annual production to be approximately 33,000 to 39,400 barrels per day in 2022. The midpoint of our guidance represents an increase of approximately 80% when compared to 2021 production. The Fort Hills partners continue to focus on cost discipline and maintaining the operating and capital cost savings achieved in 2021, while assessing plans to further increase production to nameplate capacity as the business environment improves.

Teck 2021 Management’s Discussion and Analysis

Production Guidance
The table below shows our share of production of our principal products for 2021, our guidance for production in 2022 and our guidance for production for the following three years.

Units in thousand tonnes (excluding steelmaking coal, molybdenum and bitumen)	2021	2022 Guidance	Three-Year Guidance 2023–2025
Principal Products

Copper[1,2,3]
Highland Valley Copper	130.8	127 - 133	130 - 160
Antamina	100.2	91 - 96	90 - 95
Carmen de Andacollo	44.8	45 - 50	50 - 60
Quebrada Blanca[5]	11.5	10 - 11	245 - 300
	287.3	273 - 290	515 - 615
Zinc[1,2,4]
Red Dog	503.4	540 - 570	510 - 550
Antamina	104.0	90 - 95	80 - 100
	607.4	630 - 665	590 - 650
Refined zinc
Trail Operations	279.0	270 - 285	295 - 315

Steelmaking coal (million tonnes)	24.6	24.5 - 25.5	26.0 - 27.0

Bitumen (million barrels)[2]
Fort Hills	7.3	12.0 - 14.4	14.0

Other Products
Lead[1]
Red Dog	97.4	80 - 90	85 - 95

Molybdenum (million pounds)[1,2]
Highland Valley Copper	1.1	0.8 - 1.3	3.0 - 5.0
Antamina	1.1	1.8 - 2.2	3.0 - 4.0
Quebrada Blanca[5]	—	—	4.0 - 13.0
	2.2	2.6 - 3.5	10.0 - 22.0

Notes:
1.Metal contained in concentrate.
2.We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.
3.Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
5. 2022 copper production guidance excludes Quebrada Blanca concentrate production. Three-year guidance 2023–2025 includes Quebrada Blanca concentrate production.

Teck 2021 Management’s Discussion and Analysis

Sales Guidance
The table below shows our sales of selected products for the last quarter of 2021 and our sales guidance for the first quarter of 2022 for selected principal products.

	Q4 2021	Q1 2022 Guidance
Zinc (thousand tonnes)[1]
Red Dog	140	130 - 150
Steelmaking coal (million tonnes)	5.1	6.1 - 6.5
Note:
1.Metal contained in concentrate.

Unit Cost Guidance
The table below reports our unit costs for 2021 and our guidance for unit costs for selected products in 2022.

(Per unit costs)	2021	2022 Guidance
Copper[1]
Total cash unit costs[4] (US$/lb.)	1.80	1.85 - 1.95
Net cash unit costs[2,4] (US$/lb.)	1.39	1.40 - 1.50
Zinc[3]
Total cash unit costs[4] (US$/lb.)	0.56	0.48 - 0.53
Net cash unit costs[2,4] (US$/lb.)	0.30	0.32 - 0.38
Steelmaking coal[4]
Adjusted site cost of sales[4]	65	72 - 77
Transportation costs	44	43 - 46
Bitumen
Adjusted operating costs(CAD$/barrel)[4]	47.89	26 - 30
Notes:
1.Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2022 assumes a zinc price of US$1.35 per pound, a molybdenum price of US$17.00 per pound, a silver price of US$22 per ounce, a gold price of US$1,700 per ounce and a Canadian/U.S. dollar exchange rate of $1.27.
2.After co-product and by-product margins.
3.Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2022 assumes a lead price of US$0.95 per pound, a silver price of US$22 per ounce and a Canadian/U.S. dollar exchange rate of $1.27. By-products include both by-products and co-products.
4.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” section for further information.

Teck 2021 Management’s Discussion and Analysis

Capital Expenditure Guidance
The table below reports our capital expenditures for 2021 and our guidance for capital expenditure in 2022.

(Teck’s share in $ millions)	2021	2022 Guidance
Sustaining
Copper[3]	$184	$340
Zinc	154	190
Steelmaking coal[1]	475	750
Energy	80	140
Corporate	10	5
	$903	$1,425
Growth[2]
Copper[3]	$103	$235
Zinc	14	35
Steelmaking coal	440	35
Energy	3	—
Corporate	3	—
	$563	$305
Total
Copper	$287	$575
Zinc	168	225
Steelmaking coal	915	785
Energy	83	140
Corporate	13	5
	$1,466	$1,730
QB2 capital expenditures	$2,580	$ 2,200 - 2,500
Total before SMM and SC contributions	4,046	3,930 - 4,230
Estimated SMM and SC contributions to capital expenditures	(401)	(630) - (730)
Estimated QB2 project financing draw	(1,376)	(315)
Total, net of partner contributions and project financing	$2,269	$ 2,985 - 3,185
Notes:
1Steelmaking coal sustaining capital 2022 guidance includes $280 million of water treatment capital. 2021 includes $226 million of water treatment capital.
2Growth expenditures include RACE21™ capital expenditures for 2022 of $50 million, of which $10 million relates to copper, $5 million relates to zinc and $35 million relates to steelmaking coal.
3Copper growth guidance for 2022 includes studies for HVC 2040, Antamina, QBME, Zafranal, San Nicolás and Galore Creek. Copper sustaining capital guidance for 2022 includes Quebrada Blanca concentrate operations.

We expect our 2023 capital expenditures to decrease by approximately $2 billion compared to our planned 2022 capital expenditures.

Teck 2021 Management’s Discussion and Analysis

Capital Expenditure Guidance — Capitalized Stripping

(Teck’s share in CAD$ millions)	2021	2022 Guidance
Capitalized Stripping
Copper	$207	$250
Zinc	91	90
Steelmaking coal	369	480
	$667	$820

Other Information
Climate Change and Carbon Pricing

As part of the ongoing efforts to address climate change, regulations to control greenhouse gas emissions continue to be developed and enhanced in many jurisdictions. Regulatory uncertainty and resulting uncertainty regarding the costs of the technology required to comply with current or anticipated regulations make it difficult to predict the ultimate costs of compliance. Societal focus on controlling carbon emissions, minimizing climate change and preparing for climate change adaptation continues to mount.

Recognizing our role in combating climate change, we continue to take action to reduce greenhouse gas emissions by improving our energy efficiency and implementing low-carbon technologies at our operations and by working with governments and regulators to advocate for effective and efficient carbon pricing. In February 2020, we announced our objective to be carbon neutral across all our operations and activities by 2050. We also have a focus on growing our copper business to further rebalance our portfolio to metals and minerals essential for low-carbon technologies, while continuing to produce the high-quality steelmaking coal required for the low-carbon transition.

The Government of Canada advanced climate action initiatives in 2021, such as enacting the Canadian Net-Zero Emissions Accountability Act to formalize Canada’s target to achieve net-zero greenhouse gas emissions by 2050. The Government of Canada also progressed its A Healthy Environment and a Healthy Economy climate plan to advance actions to achieve Canada’s climate goals, which includes the proposal to increase the federal price of carbon to $170 per tonne of carbon dioxide-equivalent (CO2e) by 2030. Finally, the Government of Canada formally submitted Canada’s enhanced Nationally Determined Contribution to the United Nations, committing Canada to cut its greenhouse gas emissions by 40%–45% below 2005 levels by 2030.

In 2021, British Columbia’s carbon tax under the Carbon Tax Act increased to $45 per tonne of CO2e and is set to increase to $50 per tonne of CO2e in 2022. British Columbia also continues to implement the CleanBC Program for Industry to address impacts on emissions-intensive, trade-exposed industries to ensure that B.C. operations maintain their competitiveness and that carbon leakage is avoided.

Alberta’s Technology Innovation and Emissions Reduction (TIER) system implements carbon pricing for large industrial facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year, which includes our Fort Hills mine. Large industrial emitters were required to reduce emissions by 10% in 2020 and are required to reduce emissions by a further 1% reduction per year thereafter. Emissions above the target will be assessed at the then-prevailing carbon price. In 2021, the carbon price under the system was increased to $40 per tonne of CO2e.

Teck 2021 Management’s Discussion and Analysis

B.C.’s Carbon Tax Act and the large industrial emitter provisions of the Alberta TIER system are considered substantially similar to the federal Greenhouse Gas Pollution Pricing Act, and therefore our B.C. and Alberta operations are not subject to the federal Greenhouse Gas Pollution Pricing Act. However, effective January 1, 2020, the federal carbon tax on greenhouse gas emissions resulting from the combustion of fossil fuels for certain purposes applied to our Alberta operations.

While climate change regulations continue to evolve in most jurisdictions in which we operate, we expect that regional, national or international regulations that seek to reduce greenhouse gas emissions will continue to be established or revised. The cost of reducing our emissions or of obtaining the equivalent amount of credits or offsets in the future, if regulations permit this, remains uncertain. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets that evolve for carbon credits and offsets. Teck’s Scope 1 and 2 greenhouse gas emissions attributable to our operations for 2021 are estimated to be approximately 2.9 million tonnes (CO2e). The most material indirect emissions associated with our activities are those from the use of our steelmaking coal by our customers. Based on our 2021 sales volumes, emissions from the use of our steelmaking coal would have been approximately 69 million tonnes of CO2.

We may in the future face similar taxation for our activities in other jurisdictions. Similarly, customers of some of our products may also be subject to new carbon costs or taxation in the future in the jurisdictions where the products are ultimately used.

For 2021, our B.C.-based operations incurred $81.7 million in British Columbia provincial carbon tax. Our Cardinal River Operations paid $0.4 million in carbon costs, and our Fort Hills mine incurred approximately $12.4 million (100% basis) in carbon costs under the Alberta TIER system. As a result of the CleanBC Program for Industry, we recently received back $10.6 million of the $66.7 million we paid under the British Columbia provincial carbon tax in 2020, and we expect to receive a similar portion of our 2021 expenditures back in 2022.

Financial Instruments and Derivatives
We hold a number of financial instruments, derivatives and contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are investments in marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming arrangements, QB2 variable consideration to IMSA and settlement receivables. All are subject to varying rates of taxation, depending on their nature and jurisdiction. Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 29 to our 2021 audited annual consolidated financial statements.

Areas of Judgment and Critical Accounting Estimates
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other

Teck 2021 Management’s Discussion and Analysis

sources of estimation uncertainty as at December 31, 2021 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, interest rates, foreign exchange rates, our market capitalization, reserves and resources, mine plans and operating results.

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we performed an impairment reversal test for our Carmen de Andacollo CGU under the requirements of IAS 36, Impairment of Assets.

In addition, mine plans with updated information for Fort Hills became available in the fourth quarter of 2021, which required us to perform an impairment test on our Fort Hills CGU.

In the fourth quarter of 2020, updated mine plans for Fort Hills became available, reflecting an earlier-than-planned restart of the second train of operations, and including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic conditions, including the cost of capital for oil assets and lower market expectations for long-term Western Canadian Select (WCS) heavy oil prices, required us to perform an impairment test for our Fort Hills CGU.

During the first quarter of 2020, as a result of then-lower market expectations of WCS heavy oil prices over the next three years, combined with reduced production in the near term, we performed an impairment test for our interest in Fort Hills.

Refer to the "Impairment Testing" section below for further detail on our impairment testing in 2021 and 2020.

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. We considered several factors in making the determination of when the Neptune port upgrade project was available for use including, but not limited to, design capacity of the asset, throughput levels achieved, capital spending remaining and commissioning status. As at September 30, 2021, based on assessment of relevant factors, the Neptune port upgrade project was considered available for use. We commenced depreciation of the asset and ceased capitalization of borrowing costs as of the date the asset was available for use.

Teck 2021 Management’s Discussion and Analysis

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

Teck 2021 Management’s Discussion and Analysis

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

b) Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rates and foreign exchange rates. The impairment testing section below outlines the significant inputs used when performing goodwill and other asset impairment testing in 2021 and 2020. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income (loss) and the resulting carrying values of assets.

We allocate goodwill arising from business combinations to the cash-generating unit (CGU) or group of CGUs acquired that is expected to receive the benefits from the business combination. When performing annual goodwill impairment tests, we are required to determine the recoverable amount of each CGU or group of CGUs to which goodwill has been allocated. Our Quebrada Blanca CGU and steelmaking coal group of CGUs have goodwill allocated to them. The recoverable amount of each CGU or group of CGUs is determined as the higher of its fair value less costs of disposal (FVLCD) and its value in use.

Teck 2021 Management’s Discussion and Analysis

Impairment Reversal and (Asset Impairment)

($ in millions)	2021	2020
Carmen de Andacollo CGU	$215	$—
Fort Hills CGU	—	(1,244)
Total	$215	$(1,244)

Impairment Reversal and (Asset Impairment) — 2021

During 2021, we assessed whether there were any indicators of impairment reversal or impairment for our assets and did not identify any matters requiring us to perform an impairment or impairment reversal test, with the exception of the Carmen de Andacollo CGU and the Fort Hills CGU, as outlined below.

Carmen de Andacollo CGU

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we recorded a pre-tax impairment reversal of $215 million (after-tax $150 million) related to our Carmen de Andacollo CGU. The estimated post-tax recoverable amount was significantly higher than the carrying value. The impairment reversal affects the profit (loss) of our copper operating segment.

Fort Hills CGU

In the fourth quarter of 2021, as a result of updated mine plans for Fort Hills, we performed an impairment test on our Fort Hills CGU as at December 31, 2021. Using a long-term WCS heavy oil price of US$48 per barrel, a long-term Canadian to U.S. dollar foreign exchange rate of CAD$1.28 to US$1.00 and an 8% real, post-tax discount rate resulted in a recoverable amount of $2.1 billion, which approximated our carrying value as at December 31, 2021. Cash flow projections used in the analysis as at December 31, 2021 were based on a life of mine plan with cash flows covering a period of 37 years.

The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

The valuation of our Fort Hills CGU is most sensitive to changes in WCS heavy oil prices, Canadian/U.S. dollar exchange rates and discount rates. Based on the discounted cash flow model used to determine the recoverable amount as at December 31, 2021, ignoring the above-described interrelationships, a US$1 change in the real long-term WCS heavy oil price would result in a change in the recoverable amount of $100 million. A $0.01 change in the Canadian dollar against the U.S. dollar would result in a change in the recoverable amount of approximately $30 million. A 25 basis point change in the discount rate would result in a change in the recoverable amount of approximately $50 million.

Teck 2021 Management’s Discussion and Analysis

Asset Impairment — 2020

Fort Hills CGU

During 2020, we recorded a pre-tax impairment of $597 million (after-tax $438 million) in the fourth quarter and a pre-tax impairment of $647 million (after-tax $474 million) in the first quarter related to our Fort Hills CGU. The estimated post-tax recoverable amounts of our Fort Hills CGU of $2.1 billion in the fourth quarter and $2.5 billion in the first quarter were lower than our carrying value. These impairments arose as a result of updated mine plans indicating a change in the valuation of the asset combined with macroeconomic conditions and the then-lower market expectations of WCS heavy oil prices over the next three years.

Annual Goodwill Impairment Testing
In 2021, we performed our annual goodwill impairment testing at October 31, 2021 and did not identify any goodwill impairment losses.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described below.

Sensitivity Analysis

The recoverable amounts of our steelmaking coal group of CGUs and our Quebrada Blanca CGU both exceeded their carrying amounts at the date of our annual goodwill impairment testing. There are no reasonably possible changes to any of the below key assumptions, which would lead to either of the carrying amounts exceeding their recoverable amounts.

Key Assumptions
The following are the key assumptions used in our impairment testing calculations for the years ended December 31, 2021 and 2020:

	2021	2020
WCS heavy oil prices per barrel	Long-term real price in 2026 of US$48	Long-term real price in 2025 of US$46
Steelmaking coal prices per tonne	Long-term real price in 2026 of US$150	Long-term real price in 2025 of US$150
Copper prices per pound	Long-term real price in 2026 of US$3.30	Long-term real price in 2025 of US$3.00
Post-tax real discount rates	6%—8%	6%—8%
Long-term foreign exchange rates	1 U.S. to 1.28 Canadian dollars	1 U.S. to 1.30 Canadian dollars

Commodity Prices
Commodity price assumptions use current prices in the initial year and trend to the long term prices in the table above. Prices are based on a number of factors, including forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Teck 2021 Management’s Discussion and Analysis

Discount Rates
Discount rates are based on market participant mining and oil sands weighted average costs of capital adjusted for risks specific to the operation or asset where appropriate.

Foreign Exchange Rates
Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants.

Reserves and Resources and Mine Production
Future mineral and oil production is included in projected cash flows based on plant capacities and mineral and oil reserve and resource estimates and related exploration and evaluation work undertaken by appropriately qualified persons or qualified reserves evaluators.

Operating Costs and Capital Expenditures
Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, with input from management’s experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount Basis
In the absence of a relevant market transaction, we estimate the recoverable amount of our CGU or group of CGUs on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value in use methodology would result in a higher recoverable amount. For the asset impairment, impairment reversal and goodwill impairment analyses performed in 2021 and 2020, we have applied the FVLCD basis.

Estimated Recoverable Reserves and Resources
Mineral and oil reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects and National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, or qualified reserves evaluators, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Teck 2021 Management’s Discussion and Analysis

Decommissioning and Restoration Provisions
Decommissioning and restoration provisions (DRPs) are based on future cost estimates using information available at the balance sheet date that are developed by management’s experts. DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of income (loss) may be affected.

Provision for Income Taxes
We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Deferred Tax Assets and Liabilities
Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

c) Effects of COVID-19

In March 2020, the World Health Organization declared a pandemic related to COVID-19 and the impacts on global commerce have been far-reaching. We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. These measures, combined with commodity market fluctuations, significantly affected our financial results for 2020. There are ongoing challenges associated with COVID-19. Operating our mines at full production and continuing construction on our QB2 project in a COVID-19 environment increases certain costs for medical testing, safety equipment, safety supplies and additional transportation and accommodation for social distancing, among other things.

In 2021, we continued to maintain the safety of our workforce and the communities in which we operate while mitigating the operational impacts on our business. Throughout 2021, we continued to incur costs to operate with enhanced protocols in place. However, these expenditures are considered a cost of operating in this environment and for the year ended December 31, 2021, we did not record any amounts specifically identified as COVID-19 costs in other operating income (expense).

Teck 2021 Management’s Discussion and Analysis

In 2020, we applied judgment in determining when to suspend the capitalization of borrowing costs associated with QB2, which corresponded with the suspension of active development of the project. We similarly applied judgment to determine when active development of the project resumed and we recommenced capitalization of borrowing costs at that date. We suspended capitalization of borrowing costs for QB2 at the end of the first quarter of 2020, and we recommenced capitalization of borrowing costs on the project in the third quarter of 2020 consistent with the return to active construction.

For the year ended December 31, 2020, we expensed costs of approximately $434 million relating primarily to the suspension of construction and remobilization of our QB2 project, of which $282 million was recorded as COVID-19 costs in other operating income (expense) and $103 million relates to interest that would have been capitalized if QB2 had not been suspended. Of the remaining $49 million, $41 million was recorded in cost of sales as a result of reduced production levels at our operations and $8 million was recorded as social responsibility and donations in other operating income (expense).

Further information on the impact of COVID-19 on our adjusted profit attributable to shareholders can be found in the Financial Overview section of this Management's Discussion and Analysis.

Teck 2021 Management’s Discussion and Analysis

Adoption of New Accounting Standards and Accounting Developments

New IFRS Pronouncements

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022. The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

As at December 31, 2021, we have completed our analysis of these amendments and have determined that there will be no retrospective effect on our 2021 financial results on adoption of the amendments. Since the amendments were effective from January 1, 2022, we expect them to have an effect on the accounting related to the sale of products during the commissioning phase of our Quebrada Blanca Phase 2 project (QB2).

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

For the year ended December 31, 2021, these amendments did not affect our financial statements, as we have not yet transitioned any agreements that are exposed to USD London Interbank Offered Rate (LIBOR) to an alternative benchmark interest rate. Language was included in our sustainability-linked revolving credit facility when we extended its maturity in 2021, which references the Term Secured Overnight Financing Rate (Term SOFR) as the replacement rate for LIBOR. Term SOFR was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for LIBOR-based loans. Term SOFR is expected to be economically equivalent to LIBOR, allowing for use of the practical expedient under IFRS 9. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our sustainability-linked revolving credit facility, QB2 project financing facility, Antamina loan agreement and QB2 advances from SMM/SC are our most significant financial instruments that are exposed to LIBOR. These financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We will continue to monitor developments on alternative benchmark interest rates and we expect to transition to alternative rates as widespread market practice is established.

Teck 2021 Management’s Discussion and Analysis

Amendments to IAS 12 – Income Taxes

In May 2021, the IASB issued amendments to IAS 12, Income Taxes (IAS 12). The amendments will require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. The amendments are applied to transactions that occur on or after the beginning of the earliest comparative period presented.

These amendments do not have an effect on our financial statements, as we currently follow the accounting treatment proposed by the amendments. Therefore, we have early-adopted these amendments on January 1, 2022.

Outstanding Share Data
As at February 23, 2022, there were approximately 526.9 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 22.7 million share options outstanding with exercise prices ranging between $5.34 and $39.30 per share. More information on these instruments, and the terms of their conversion, is set out in Note 24 to our 2021 audited annual consolidated financial statements.

The Toronto Stock Exchange (TSX) accepted our notice of intention to make a normal course issuer bid (NCIB) to purchase up to 40 million Class B shares during the period starting November 2, 2021 and ending November 2, 2022, representing approximately 7.6% of the outstanding Class B shares, or 8.6% of the public float, as at October 20, 2021.
Teck is making the normal course issuer bid because it believes that the market price of its Class B subordinate voting shares may, from time to time, not reflect their underlying value and that the share buyback program may provide value by reducing the number of shares outstanding at attractive prices. Any purchases made under the NCIB will be through the facilities of the TSX, the New York Stock Exchange or other alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under applicable securities laws, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.
Under the TSX rules, except pursuant to permitted exceptions, the number of Class B Shares purchased on the TSX on any given day will not exceed 658,302 Class B Shares, which is 25% of the average daily trading volume for the Class B Shares on the TSX during the six-month period ended September 30, 2021 of 1,973,581, calculated in accordance with the TSX rules. The actual number of Class B Shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B Shares under an automatic securities repurchase plan, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. During Teck’s previous normal course issuer bid, which commenced on November 2, 2020, and ended on November 1, 2021, Teck did not purchase any Class B subordinate voting shares. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our

Teck 2021 Management’s Discussion and Analysis

Corporate Secretary, at our offices located at Suite 3300–550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

Teck 2021 Management’s Discussion and Analysis

Contractual and Other Obligations

($ in millions)	Less than 1 Year	2–3 Years	4–5 Years	More than 5 Years	Total
Debt – Principal and interest payments	$490	$1,431	$1,473	$8,501	$11,895
Leases – Principal and interest payments[1]	162	201	181	642	1,186
Minimum purchase obligations[2]
Concentrate, equipment, supply and other purchases	988	997	230	29	2,244
Shipping and distribution	367	567	532	915	2,381
Energy contracts	289	881	899	5,758	7,827
NAB PILT and VIF payments[7]	47	93	95	58	293
Pension funding[3]	20	—	—	—	20
Other non-pension post-retirement benefits[4]	13	28	30	349	420
Decommissioning and restoration provision[5]	144	271	170	3,140	3,725
Other long-term liabilities[6]	66	87	66	79	298
Total	$2,586	$4,556	$3,676	$19,471	$30,289
Notes:
1.We lease road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$6 million for the following 18 years and are subject to deferral and abatement for force majeure events.
2.The majority of our minimum purchase obligations are subject to continuing operations and force majeure provisions.
3.As at December 31, 2021, the company had a net pension asset of $352 million, based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2022 in respect of defined benefit pension plans is $20 million. The timing and amount of additional funding after 2022 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.
4.We had a discounted, actuarially determined liability of $420 million in respect of other non-pension post-retirement benefits as at December 31, 2021. Amounts shown are estimated expenditures in the indicated years.
5.We accrue environmental and reclamation obligations over the life of our mining operations, and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rates between 3.86% and 5.35% and an inflation factor of 2.00%.
6.Other long-term liabilities include amounts for post-closure, environmental costs and other items.
7.On April 25, 2017, Teck Alaska entered into a 10-year agreement with the Northwest Arctic Borough (NAB) for payments in lieu of taxes (PILT). Payments under the agreement are based on a percentage of land, buildings and equipment at cost less accumulated depreciation. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025. On April 25, 2017, Teck Alaska entered into a 10-year agreement with the NAB for payments to a village improvement fund (VIF). Payments under the agreement are based on a percentage of earnings before income taxes, with 2017–2025 having minimum payments of $4 million and maximum payments of $8 million. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025.

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2021. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2021.

Teck 2021 Management’s Discussion and Analysis

Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Most of our corporate office staff and many site administrative staff worked remotely through 2021. We have retained documentation in electronic form as a result of remote work through this period. There have been no significant changes in our internal controls during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2021, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.
Use of Non-GAAP Financial Measures and Ratios
Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS in Canada and that do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders: For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA: EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA: Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Teck 2021 Management’s Discussion and Analysis

Adjusted profit attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization: Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Unit costs: Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales: Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs: Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs: Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales: Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs: Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products: Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Teck 2021 Management’s Discussion and Analysis

Adjusted revenue: Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenue, but adds back Crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue: Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back Crown royalties that are deducted from revenue.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

Net debt: Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio: Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio: Net debt to adjusted EBITDA ratio is the same calculation as the debt to adjusted EBITDA ratio, but using net debt as the numerator.

Adjusted basic earnings per share: Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share: Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne: Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted site cash cost of sales is a non-GAAP financial measure.

Total cash unit costs per pound: Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound: Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound: Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Teck 2021 Management’s Discussion and Analysis

Operating netback: Operating netback per barrel in our energy business unit is calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less Crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

Teck 2021 Management’s Discussion and Analysis

Profit (Loss) Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

($ in millions, except per share data)	2021	2020	2019
Profit (loss) attributable to shareholders	$2,868	$(864)	$(605)

Add (deduct) on an after-tax basis:
Asset impairments (impairment reversal)	(150)	912	2,052
COVID-19 costs	—	233	—
QB2 variable consideration to IMSA and ENAMI	124	(34)	(22)
Environmental costs	79	210	142
Inventory write-downs	2	91	41
Share-based compensation	94	34	3
Commodity derivatives	15	(46)	(13)
Debt prepayment option gain	—	—	(77)
Loss on debt redemption	—	8	166
Other	25	25	10
Adjusted profit attributable to shareholders	$3,057	$561	$1,697
Basic earnings (loss) per share	$5.39	$(1.62)	$(1.08)
Diluted earnings (loss) per share	$5.31	$(1.62)	$(1.08)
Adjusted basic earnings per share	$5.74	$1.05	$3.03
Adjusted diluted earnings per share	$5.66	$1.04	$3.00

Teck 2021 Management’s Discussion and Analysis

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

(Per share amounts)	2021	2020	2019
Basic earnings (loss) per share	$5.39	$(1.62)	$(1.08)
Add (deduct):
Asset impairments (impairment reversal)	(0.28)	1.71	3.67
COVID-19 costs	—	0.44	—
QB2 variable consideration to IMSA and ENAMI	0.23	(0.06)	(0.04)
Environmental costs	0.15	0.39	0.25
Inventory write-downs	—	0.17	0.07
Share-based compensation	0.18	0.06	0.01
Commodity derivative	0.03	(0.09)	(0.02)
Debt prepayment option gain	—	—	(0.13)
Loss on debt redemption	—	0.01	0.29
Other	0.04	0.04	0.01
Adjusted basic earnings per share	$5.74	$1.05	$3.03

Teck 2021 Management’s Discussion and Analysis

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

(Per share amounts)	2021	2020	2019
Diluted earnings (loss) per share	$5.31	$(1.62)	$(1.08)
Add (deduct):
Asset impairments (impairment reversal)	(0.28)	1.70	3.63
COVID-19 costs	—	0.43	—
QB2 variable consideration to IMSA and ENAMI	0.23	(0.06)	(0.04)
Environmental costs	0.15	0.39	0.25
Inventory write-downs	—	0.17	0.07
Share-based compensation	0.18	0.07	0.01
Commodity derivative	0.03	(0.09)	(0.02)
Debt prepayment option gain	—	—	(0.13)
Loss on debt redemption	—	0.01	0.29
Other	0.04	0.05	0.02
Adjusted diluted earnings per share	$5.66	$1.04	$3.00

Teck 2021 Management’s Discussion and Analysis

Reconciliation of EBITDA, Adjusted EBITDA, Net Debt to Adjusted EBITDA and Net Debt to Capitalization Ratio

($ in millions)	2021	2020	2019
Profit (loss) before taxes	$4,532	$(1,136)	$(468)
Finance expense net of finance income	210	268	218
Depreciation and amortization	1,583	1,510	1,619
EBITDA	$6,325	$642	$1,369
Add (deduct):
Asset impairments (impairment reversal)	(215)	1,244	2,690
COVID-19 costs	—	336	—
QB2 variable consideration to IMSA and ENAMI	141	(56)	(37)
Environmental costs	108	270	197
Inventory write-downs	1	134	60
Share-based compensation	125	47	4
Commodity derivative gains	22	(62)	(17)
Debt prepayment option gain	—	—	(105)
Loss on debt redemption	—	11	224
Other	66	4	88
Adjusted EBITDA	6,573	2,570	4,473

Total debt at year end	$8,068	$6,947	$4,834
Less: cash and cash equivalents at year end	$(1,427)	(450)	$(1,026)
Net debt	$6,641	$6,497	$3,308
Debt to adjusted EBITDA ratio	1.2	2.7	1.1
Net debt to adjusted EBITDA ratio	1.0	2.5	0.9
Equity attributable to shareholders of the company	23,005	20,039	21,304
Obligation to Neptune Bulk Terminals	183	138	—
QB shovels financial liability	74	—	—
Adjusted net debt to capitalization ratio	0.22	0.24	0.15

Teck 2021 Management’s Discussion and Analysis

Reconciliation of Gross Profit Before Depreciation and Amortization

($ in millions)	2021	2020	2019
Gross profit	$5,081	$1,333	$3,340
Depreciation and amortization	1,583	1,510	1,619
Gross profit before depreciation and amortization	$6,664	$2,843	$4,959

Reported as:
Copper
Highland Valley Copper	$883	$476	$395
Antamina	992	566	614
Carmen de Andacollo	209	170	89
Quebrada Blanca	42	30	(18)
	2,126	1,242	1,080

Zinc
Trail Operations	84	65	—
Red Dog	822	717	837
Pend Oreille	—	—	(4)
Other	12	33	(2)
	918	815	831

Steelmaking coal	3,657	1,009	2,904

Energy	(37)	(223)	144
Gross profit before depreciation and amortization	$6,664	$2,843	$4,959

Teck 2021 Management’s Discussion and Analysis

Copper Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2021	2020
Revenue as reported	$3,452	$2,419
By-product revenue (A)	(386)	(300)
Smelter processing charges (B)	124	140
Adjusted revenue	$3,190	$2,259

Cost of sales as reported	$1,711	$1,560
Less:
Depreciation and amortization	(385)	(383)
Labour settlement and strike costs	(26)	—
By-product cost of sales (C)	(84)	(71)
Adjusted cash cost of sales (D)	$1,216	$1,106

Payable pounds sold (millions) (E)	596.1	591.7
Per unit amounts — CAD$/pound
Adjusted cash cost of sales (D/E)	$2.04	$1.87
Smelter processing charges (B/E)	0.21	0.23
Total cash unit costs — CAD$/pound	$2.25	$2.10
Cash margins for by-products — ((A−C)/E)	(0.51)	(0.39)
Net cash unit costs — CAD$/pound	$1.74	$1.71

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.25	$1.34
Per unit amounts — US$/pound
Adjusted cash cost of sales	$1.63	$1.39
Smelter processing charges	0.17	0.18
Total cash unit costs — US$/pound	$1.80	$1.57
Cash margins for by-products	(0.41)	(0.29)
Net cash unit costs — US$/pound	$1.39	$1.28

Note:
1.Average period exchange rates are used to convert to US$ per pound equivalent.

Teck 2021 Management’s Discussion and Analysis

Zinc Unit Cost Reconciliation (Mining Operations1)

(CAD$ in millions, except where noted)	2021	2020
Revenue as reported	$3,063	$2,700
Less:
Trail Operations revenues as reported	(1,997)	(1,761)
Other revenues as reported	(10)	(9)
Add back: Intra-segment revenues as reported	511	464
	$1,567	$1,394
By-product revenues (A)	(336)	(316)
Smelter processing charges (B)	240	370
Adjusted revenue	$1,471	$1,448

Cost of sales as reported	$2,375	$2,177
Less:
Trail Operations cost of sales as reported	(1,999)	(1,784)
Other costs of sales as reported	2	24
Add back: Intra-segment purchases as reported	511	464
	$889	$881
Less:
Depreciation and amortization	(144)	(204)
Royalty costs	(323)	(231)
By-product cost of sales (C)	(68)	(78)
Adjusted cash cost of sales (D)	$354	$368
Payable pounds sold (millions) (E)	842.4	1,040.3
Per unit amounts — CAD$/pound
Adjusted cash cost of sales (D/E)	$0.42	$0.35
Smelter processing charges (B/E)	0.28	0.36
Total cash unit costs — CAD$/pound	$0.70	$0.71
Cash margins for by-products — ((A−C)/E)	(0.32)	(0.23)
Net cash unit costs — CAD$/pound	$0.38	$0.48

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.25	$1.34
Per unit amounts — US$/pound
Adjusted cash cost of sales	$0.34	$0.26
Smelter processing charges	0.22	0.27
Total cash unit costs — US$/pound	$0.56	$0.53
Cash margins for by-products	(0.26)	(0.17)
Net cash unit costs — US$/pound	$0.30	$0.36

Notes:
1.Red Dog mining operations.
2.Average period exchange rates are used to convert to US$ per pound equivalent.

Teck 2021 Management’s Discussion and Analysis

Steelmaking Coal Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2021	2020
Cost of sales as reported	$3,466	$3,098
Less:
Transportation	(1,037)	(905)
Depreciation and amortization	(872)	(732)
Inventory write-down reversal	10	(59)
Labour settlement	(39)	(4)
Adjusted site cost of sales	$1,528	$1,398
Tonnes sold (millions)	23.4	21.9
Per unit amounts — CAD$/tonne
Adjusted site cost of sales	$65	$64
Transportation costs	44	41
Inventory write-downs	—	3
Labour settlement	2	—
Unit costs — CAD$/tonne	$111	$108

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.25	$1.34
Per unit amounts — US$/tonne
Adjusted site cost of sales	$52	$47
Transportation	35	31
Inventory write-down reversal	—	2
Labour settlement	2	—
Unit costs — US$/tonne	$89	$80
Note:
1.Average period exchange rates are used to convert to US$/tonne equivalent.

Teck 2021 Management’s Discussion and Analysis

Energy Business Unit — Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations, and Adjusted Operating Costs1

(CAD$ in millions, except where noted)	2021	2020
Revenue as reported	$715	$454
Less:
Cost of diluent for blending	(250)	(217)
Non-proprietary product revenue	(50)	(21)
Add back: Crown royalties (D)	15	4
Adjusted revenue (A)	$430	$220

Cost of sales as reported	$848	$780
Less:
Depreciation and amortization	(96)	(103)
Inventory write-down	(11)	(54)
Cash cost of sales	$741	$623
Less:
Cost of diluent for blending	(250)	(217)
Cost of non-proprietary product purchased	(45)	(17)
Transportation for non-proprietary product purchased[3]	(8)	(8)
Transportation costs for FRB (C)	(104)	(103)
Adjusted operating costs (E)	$334	$278

Blended bitumen barrels sold (thousands)	9,333	11,641
Less diluent barrels included in blended bitumen (thousands)	(2,363)	(2,949)
Bitumen barrels sold (thousands) (B)	6,970	8,692

Per barrel amounts — CAD$
Bitumen price realized (A/B)[2]	$61.78	$25.27
Crown royalties (D/B)	(2.18)	(0.49)
Transportation costs for FRB (C/B)	(14.96)	(11.84)
Adjusted operating costs (E/B)	(47.89)	(31.96)
Operating netback — CAD$ per barrel	$(3.25)	$(19.02)

Notes:
1.Calculated per unit amounts may differ due to rounding.
2.Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3.Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

Teck 2021 Management’s Discussion and Analysis

Blended Bitumen Price Realized Reconciliation(1)

(CAD$ in millions, except where noted)	2021	2020
Revenue as reported	$715	$454
Less: non-proprietary product revenue	(50)	(21)
Add back: Crown royalties	15	4

Blended bitumen revenue (A)	$680	$437
Blended bitumen barrels sold (thousands) (B)	9,333	11,641
Blended bitumen price realized — (CAD$/barrel) (A/B) = D1	$72.89	$37.55
Average exchange rate (CAD$ per US$1.00) (C)	1.25	1.34
Blended bitumen price realized — (US$/barrel) (D/C)[1]	$58.14	$27.99
Note:
1.Calculated per unit amounts may differ due to rounding.

Teck 2021 Management’s Discussion and Analysis

Cautionary Statement on Forward-Looking Statements
This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this document.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the expected receipt or completion of prefeasibility studies, feasibility studies and other studies and the expected timing thereof; all guidance appearing in this document including, but not limited to, the production, sales, cost, unit cost, capital expenditure, transportation cost, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections; the potential impact of COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our development projects and business strategy, and our plans and strategies to mitigate the impact thereof; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; QB2 ramp-up plans and expectations; QB2 capital cost guidance and estimates of QB2 COVID-19 related capital costs; estimated timing of first production from QB2; our expectation that QB2 will have low operating costs, an initial mine life of 28 years and significant potential for further growth; our expectations regarding our QB Mill Expansion project; our drilling and exploration plans for the QB resource; our plans for advancing our Project Satellite assets, including that first production at San Nicolás is targeted for 2026; our expectations regarding planned maintenance at our Trail Operations; the effectiveness of our water management at Red Dog; expected sales from Red Dog in the first quarter of 2022; our expectations that increased costs in our steelmaking coal business unit in 2022 will be more than offset by strong steelmaking coal prices; expectation that costs related to key mining drivers such as mine productivity and strip ratio are forecasted to improve compared to 2021; our expectations that we will be able to largely recover delayed steelmaking coal fourth quarter sales in 2022 and reduce mine steelmaking coal inventories; our expectations regarding the continued impact of costs associated with COVID-19 response measures on unit costs; our expectations regarding timing for construction of the Harmer Project and the benefits thereof; expectations related to our Elk Valley water treatment capacity, timing of construction and completion of our various proposed active water treatment and saturated rock fill facilities, water treatment and management capital costs, the regulatory process relating to active water treatment, our long-term costs of water management, and our expectation that we will stabilize and reduce the selenium trend in the Elk Valley; expected utilization rates at Fort Hills; expected benefits of our RACE21™ program and our plans for the future; our exploration and drilling plans for 2022; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; the amount of potential taxes, interest and penalties relating to the Antamina tax dispute and our share thereof; our tax position and the tax rates applicable to us, including our expectation that we will accrue current Canadian corporate income taxes starting in the first quarter of 2022; our expectations regarding the amount of Class B subordinate voting shares that might be purchased under the normal course issuer bid and the mechanics thereof; expectations regarding our dividend policy and our capital allocation framework; our expectations, projections and sensitivities under the heading “Commodity Prices and Sensitivities”; expectations regarding carbon legislation and climate change regulations, including our expectation that we will receive a portion of our carbon tax expenditures back under the CleanBC program; and the impact of certain accounting initiatives and estimates.

Teck 2021 Management’s Discussion and Analysis

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc, steelmaking coal and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies and services in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar exchange rates, Canadian dollar- Chilean Peso exchange rates and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally, on our operations; market competition; the accuracy of our mineral, steelmaking coal and oil reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our steelmaking coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the impacts of the COVID-19 pandemic on our operations and projects and on global markets; the resolution of environmental and other proceedings or disputes; the future supply of low-cost power to the Trail smelting and refining complex; our ability to obtain, comply with and renew permits, licences and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Steelmaking Coal — Elk Valley Water Quality Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions contained in the final feasibility study, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated. Our QB2 capital estimate of US$5.26 billion is based on a CLP/USD exchange rate of 775; 2022 spending is based on an assumed a CLP/USD exchange rate of 825 to 850 and a CAD/USD exchange rate of 1.30. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables and business unit sections include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Expectations regarding the impact of foreign exchange rates are based on the assumptions set out in this document. Statements

Teck 2021 Management’s Discussion and Analysis

regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the credit facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, COVID-19, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. Expected timing of first production related to our QB Mill Expansion and San Nicolás assumes positive outcomes of the related prefeasibility and feasibility study, timely receipt of all permits and development approvals. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits or environmental impact assessments, and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of the COVID-19 pandemic. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Purchases of Class B subordinate voting shares under the normal course issuer bid may be affected by, among other things, availability of Class B subordinate voting shares, share price volatility and availability of funds to purchase shares. Further factors associated with our Elk Valley Water Quality Plan are discussed under the heading “Steelmaking Coal — Elk Valley Water Quality Management Update”. Declaration and payment of dividends is in the discretion of the Board, and our dividend policy will be reviewed regularly and may change. Dividends and share repurchases can be impacted by share price volatility, negative changes to commodity prices, availability of funds to purchase shares, alternative uses for funds, compliance with regulatory requirements and other risk factors impacting our business as detailed in our Annual Information Form. Red Dog production may also be impacted by water levels at site. Unit costs in

Teck 2021 Management’s Discussion and Analysis

our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies and normal production and operating risks.

The forward-looking statements and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19-related matters on our business and operations and projects will depend on the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the continuing progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities and the rate of infection and related absenteeism in our workforce.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2021, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this document regarding our coal properties, which for this purpose does not include the discussion under “Steelmaking Coal - Elk Valley Water Quality Management Update”, was reviewed and approved by Jo-Anna Singleton P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this document regarding our base metal properties was reviewed and approved by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

Teck 2021 Management’s Discussion and Analysis